Sizeler Property Investors, Inc.

A New York Stock Exchange Company

ANNUAL REPORT 2001

MANAGEMENT



DEVELOPMENT



PERFORMANCE



PROFILE

Sizeler Property Investors, Inc. is a self-administered and self-managed equity real estate investment trust which invests in income producing shopping center and apartment properties in the Gulfcoast region of the Southeastern United States. Sizeler currently owns 29 properties, consisting of three enclosed regional shopping malls, three power shopping centers, nine community shopping centers and fourteen apartment communities. Fifteen of the Company's properties are located in Louisiana, ten in Florida and four in Alabama. Sizeler's investment objective is to acquire and/or develop high-quality properties at attractive initial yields with potential for future growth in cash flows.



Enclosed Malls
Power Shopping Centers
Shopping Centers
Apartment Complexes

FINANCIAL HIGHLIGHTS[1]

Year Ended December 31, 1999, 2000, 2001	1999	2000	2001
Funds from operations[2]	$ 12,603	$ 12,907	$ 13,694
Diluted funds from operations[2]	$ 17,868	$ 18,101	$ 18,888
Net income before non-recurring items[3]	$ 2,347	$ 2,328	$ 2,923
Net Income	$ 2,347	$ 2,328	$ 2,203
Per Share:			
Basic funds from operations[2]	$ 1.60	$ 1.62	$ 1.65
Diluted funds from operations[2]	$ 1.41	$ 1.42	$ 1.44
Net income before non-recurring items[3]	$ 0.30	$ 0.29	$ 0.35
Net Income	$ 0.30	$ 0.29	$ 0.27
Real estate investments	$ 339,306	$ 349,675	$ 350,284
Total liabilities	$ 213,986	$ 218,294	$ 183,355
Shareholders' equity	$ 70,957	$ 67,123	$ 94,679
Total shopping center square feet	2,719,824	2,680,247	2,571,371
Total number of apartment units	3,397	3,398	3,398

(1) All dollar amounts are stated in thousands, except per-share amounts

(2) Funds from operations is a measurement of financial performance defined by the Company as net income, excluding gains or losses from sales of property and those items defined as extraordinary under accounting principles generally accepted in the United States of America (GAAP), certain non-recurring charges, plus depreciation on real estate assets, and after adjustments for unconsolidated partnerships to reflect funds from operations on the same basis.

(3) In 2001, the Company recorded a gain of $506,000 related to the sale of its Camelot Shopping Center in San Antonio, Texas and recorded a non-recurring charge of $1,226,000 related to the acquisition of the management company.

TO OUR SHAREHOLDERS:

We are pleased to report that Sizeler Property Investors, Inc. improved its operating results in 2001, despite general economic softness throughout the country for most of the year.

For the twelve months ended December 31, 2001, basic funds from operations increased $787,000 to $13.7 million, compared to $12.9 million earned for the same period a year ago. On a per share basis, basic funds from operations was $1.65 on weighted average shares outstanding of 8,313,000 for the twelve months of 2001, compared to $1.62 on weighted average shares outstanding of 7,950,000 for the same period in 2000. The larger number of average shares in 2001 was due to new shares being issued from the Company's direct stock purchase and dividend reinvestment plan, which contributed over $4.2 million in new equity capital during the year, as well as new shares issued from a public equity offering which was completed in December of 2001.

Operating revenues totaled $52.6 million for the twelve months ended December 31, 2001, compared to $51.4 million earned a year ago, an increase of approximately $1.2 million. Operating costs, excluding the effects of the previously reported management company acquisition, were $17.7 million in 2001, compared to $16.8 million in 2000. The increase in operating costs was due in particular, to higher utilities, real estate taxes and insurance costs. Net operating income totaled $32.8 million for the year ended 2001, compared to $32.0 million in 2000.

Interest expense decreased $610,000 for the twelve months ended December 31, 2001. The reduction in interest expense was due to the combination of lower interest rates paid by the Company and the reduced level of the Company's floating rate bank debt. The Company's notes payable to banks totaled $2.4 million at December 31, 2001, compared to $35.7 million at year end 2000.

In October 2001, the Company became self-managed with the completed acquisition of Sizeler Real Estate Management Co., Inc. This transaction represented one of a number of steps undertaken to both strengthen and improve the long-term value of the Company and is consistent with the general trend of REIT's throughout the country.

We also successfully raised approximately $29 million through the issuance of 3,450,000 new shares of common stock in a public equity offering in December 2001. This transaction had the benefit of lowering the Company's leverage and allowing the Company to substantially reduce its floating rate bank borrowings.

IN CLOSING, 2001 was an active and productive year for our Company. We became self-managed and completed the first phase of a Balance Sheet restructuring which we believe will provide a solid financial platform for the Company's growth in years to come. During 2002, the Company will invest for the long term in new developments and possible acquisitions of existing properties. Additionally, the Company has filed documents with the SEC pertaining to the exchange of its convertible subordinated debentures due in 2003. Overall, we are optimistic about the Company and its prospects. Management and the Board of Directors wish to thank you, our shareholders, for your continued support and commitment to Sizeler Property Investors, Inc.

Sincerely,

Sidney W. Lassen
Chairman and Chief Executive Officer

Thomas A. Masilla, Jr.
Vice Chairman and President

January 17, 2002

TABLE 1:
REVENUE GROWTH


$30,000
$20,000
Retail
Apartments

TABLE 2:
PER SHARE FFO GROWTH
For Years Ended 1997, 1998, 1999, 2000


$1.62
$1.47
$1.30

Southland Mall located in Houma, Louisiana (right). Kash'nKarry at Rainbow Square, located in Dunnellon, Florida (inset).



Dillard's

RETAIL PROPERTY PORTFOLIO

For the year ended December 31, 2001, the Company's retail properties accounted for approximately 55% of revenues and were on average 92% leased. Retail revenues totaled $28.4 million for the years ended 2001 and 2000. The Company's retail properties generally attract tenants who provide basic necessary services for everyday living to local customers. Sales of these items are typically less sensitive to fluctuations in the business cycle than higher priced retail items.



As of December 31, 2001, approximately 92% of the Company's gross leased area was leased to national and regional tenants, accounting for approximately 89% of the retail portfolio's rental revenues. During the year, the Company renewed or released approximately 123,000 s.f. or 5% of its retail space with an average increase in rent of approximately 30%.

Sizeler's retail portfolio of fifteen properties contains approximately 2.6 million s.f. of gross leasable area. It consists of three enclosed regional shopping malls located in Louisiana, three power shopping centers located in Florida and nine community shopping centers located in Louisiana (7) and Florida (2).

TABLE 3:
RETAIL OCCUPANCY (ANNUAL AVERAGE)
For Years Ended 1998, 1999, 2000, 2001



100%
95%
90%
85%
80%

RETAIL SQUARE FOOTAGE



731,000
1,147,000
694,000
Malls
Power Centers
Community Shopping Centers

APARTMENT PROPERTY PORTFOLIO



The Company's apartment properties accounted for approximately 45% of revenues for year ended December 31, 2001. Apartment properties were on average 97% leased during the year. Relatively high occupancy levels coupled with market sustained rent increases produced apartment revenue increases of 4% for the year. Revenues for the twelve-month period ended December 31, 2001 totaled $23.9 million, compared to $22.9 million in 2000.


(ANNUAL AVERAGE)
97%
97%
95%
94%

Inset Photo:

Governor's Gate Apartments (240 units) located in Pensacola, Florida.

The apartment portfolio consists of fourteen properties, which contain approximately 3,400 units, located in Florida (5), Louisiana (5) and Alabama (4).


APARTMENT UNITS BY STATE
785
1,329
1,284
Alabama
Florida
Louisiana

2002 FOCUS AND BEYOND

The Company owns approximately 93 acres of land, which is available for new development. All of these sites are in proximity or adjacent to existing properties. In 2002, Sizeler will commence development of the second phase of the Governors Gate apartment community in Pensacola, Florida, as well as a new apartment community in proximity to the Company's Northshore Square Mall, located in Slidell, Louisiana. These two development projects will add approximately 350 units to the existing apartment portfolio at an estimated cost of approximately $25 million.


41%

The Company's ongoing strategy for continued growth is as follows:

- Control and develop sites in proximity or adjacent to existing properties in targeted geographic markets;
- Improve the operating performance of existing properties through effective and efficient leasing and management programs;
- Implement programs of redevelopment or expansion of certain properties; and
- Acquire shopping center and apartment properties in the strongest submarkets within targeted geographic markets.

The Company believes its regional concentration and substantial knowledge of the markets in which it operates afford a competitive advantage in the identification of real estate trends and investment opportunities within these markets. This advantage is essential to the Company's overall strategy to create long-term value for its shareholders.

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 2001	December 2000
ASSETS		
Real estate investments		
Land	$ 52,859,000	$ 52,461,000
Buildings and improvements, net of accumulated depreciation of $86,627,000 in 2001 and $76,727,000 in 2000	209,951,000	219,571,000
Investments in real estate partnership	847,000	916,000
	263,657,000	272,948,000
Cash and cash equivalents	1,228,000	1,896,000
Accounts receivable and accrued revenue, net of allowance for doubtful accounts of $165,000 in 2001 and $331,000 in 2000	2,724,000	2,035,000
Prepaid expenses and other assets	10,425,000	8,538,000
Total Assets	$ 278,034,000	$ 285,417,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Mortgage notes payable	$ 111,223,000	$ 113,163,000
Notes payable	2,390,000	35,716,000
Accounts payable and accrued expenses	6,973,000	6,697,000
Tenant deposits and advance rents	891,000	840,000
	121,477,000	156,416,000
Convertible subordinated debentures	61,878,000	61,878,000
Total Liabilities	183,355,000	218,294,000
SHAREHOLDERS' EQUITY		
Series A preferred stock, 40,000 shares authorized, none issued	---	---
Series B preferred stock, liquidation preference $25 per share, 2,476,000 shares authorized, none issued	---	---
Common stock, par value $0.0001 per share, 51,484,000 shares authorized shares issued and outstanding—12,013,000 in 2001 and 8,062,000 in 2000	1,000	1,000
Excess stock, par value $0.0001 per share, 16,000,000 authorized, none issued	---	---
Additional paid-in capital	152,266,000	119,312,000
Cumulative net income	41,920,000	39,717,000
Cumulative distributions paid	(99,508,000)	(91,907,000)
Total Shareholders' Equity	94,679,000	67,123,000
Total Liabilities and Shareholders' Equity	$ 278,034,000	$ 285,417,000

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December		
	2001	2000	1999
OPERATING REVENUE			
Rental and other income	$ 52,458,000	$ 51,324,000	$ 49,848,000
Equity in income of partnership	98,000	117,000	121,000
	52,556,000	51,441,000	49,969,000
OPERATING EXPENSES			
Utilities	2,230,000	2,246,000	2,050,000
Real estate taxes	4,076,000	3,933,000	3,693,000
Administrative expenses	4,446,000	2,648,000	2,788,000
Operations and maintenance	7,946,000	7,689,000	7,825,000
Other operating expenses	5,512,000	5,574,000	5,403,000
Depreciation and amortization	11,409,000	11,173,000	10,845,000
	35,619,000	33,263,000	32,604,000
INCOME FROM OPERATIONS	16,937,000	18,178,000	17,365,000
Interest expense	15,240,000	15,850,000	15,018,000
NET INCOME BEFORE GAIN ON SALE OF REAL ESTATE	1,697,000	2,328,000	2,347,000
Gain on sale of real estate	506,000	---	---
NET INCOME	$ 2,203,000	$ 2,328,000	$ 2,347,000
Net income per share	$ 0.27	$ 0.29	$ 0.30
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	8,313,000	7,950,000	7,888,000

PROPERTY PORTFOLIO

ENCLOSED MALLS

Hammond Square
Hammond, Louisiana

North Shore Square
Slidell, Louisiana

Southland
Houma, Louisiana

POWER SHOPPING CENTERS

Lantana Plaza
Palm Beach County, Florida

Town & Country
Palatka, Florida

Westward
West Palm Beach, Florida

COMMUNITY SHOPPING CENTERS

Airline Park
Metairie, Louisiana

Azalea Gardens
Jefferson, Louisiana

Colonial
Harahan, Louisiana

Gonzales Plaza
Gonzales, Louisiana

Rainbow Square
Dunnellon, Florida

Southwood
Gretna, Louisiana

Weeki Wachee Village
Weeki Wachee, Florida

Westgate
Alexandria, Louisiana

Westland
Kenner, Louisiana

APARTMENT COMPLEXES

Bel Air
Mobile, Alabama

Bryn Mawr
Naples, Florida

Colonial Manor
Harahan, Louisiana

Garden Lane
Gretna, Louisiana

The Georgian
New Orleans, Louisiana

Governors Gate
Pensacola, Florida

Hampton Park
Mobile, Alabama

Jamestown
Pensacola, Florida

Lafayette Square
Mobile, Alabama

Lakeview Club
Ft. Lauderdale, Florida

Magnolia Place
New Iberia, Louisiana

Pine Bend
Mobile, Alabama

Steeplechase
Lafayette, Louisiana

Woodcliff
Pensacola, Florida

CORPORATE HEADQUARTERS

Sizeler Property Investors, Inc.
2542 Williams Blvd.
Kenner, LA 70062

FOR FINANCIAL INFORMATION

Thomas A. Masilla, Jr.
Vice Chairman and President

Robert A. Whelan
Chief Financial Officer

Phone: (504) 471-6200
Fax: (504) 471-6291

STAY CURRENT ON SIZELER PROPERTY INVESTORS, INC. BY VISITING OUR WEBSITE AT:

www.sizeler.net

Our website provides comprehensive financial information, archived news, SEC filings, and viewers can take a virtual tour through the Company's property portfolio.

STOCK TRANSFER AGENT AND REGISTRAR

The Bank of New York
Phone: 1-800-524-4458

Address shareholder inquiries to:
Shareholder Relations Department - 11E
P. O. Box 11258
Church Street Station
New York, NY 10286

Send certificates for transfer
and address changes to:
Receive and Deliver Department - 11W
P. O. Box 11002
Church Street Station
New York, NY 10286

E-mail Address: Shareowner-svcs@email.bony.com
Stock Transfer Website: http://stockbny.com

EXCHANGE LISTINGS

Common Stock (SIZ) is traded on the New York Stock Exchange (NYSE).




BOOKS-A-MILLION



Pictured from top to bottom: Hampton Park Apartments (300 units) located in Mobile, Alabama; Books-A-Million at Westward Shopping Center located in West Palm Beach, Florida; Woodcliff Apartments (184 units) located in Pensacola, Florida.

FORM 10-K



The Georgian

SPI

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2001 | **Commission File Number 1-9349**

SIZELER PROPERTY INVESTORS, INC.
(Exact name of registrant, as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**72-1082589** (I.R.S. Employer Identification No.)
2542 Williams Blvd. **Kenner, Louisiana** (Address of principal executive offices)	**70062** (Zip Code)

Registrant's telephone number, including area code: (504) 471-6200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.0001 par value	New York Stock Exchange
8% Convertible Subordinated Debentures, due 2003	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No__

Indicate by check mark if disclosure of delinquent files pursuant to Item 405 of the Registration S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K (✓).

The aggregate market value of voting stock held by non-affiliates of the registrant was $108,995,000 at March 4, 2002.

The number of shares of common stock outstanding at March 4, 2002, was 12,475,410.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the annual meeting of its shareholders to be held in May 2002 are incorporated by reference in Part III of this report.

PART I

Item 1. *Business*

The Company

Sizeler Property Investors, Inc. (the "Company") was organized as a Delaware corporation with perpetual existence on October 28, 1986. In May 2001, shareholders approved a proposal, reincorporating the Company as a Maryland corporation by merger of the Company into a newly formed wholly-owned subsidiary of the Company incorporated in Maryland.

The Company is a self-administered, in that it provides its own investment and administrative services internally, and self-managed, in that it provides property management services internally, real estate investment trust (REIT), which focuses on income producing retail shopping centers and apartment communities in the gulf-coast region of the southeastern United States. At December 31, 2001, the Company's investment portfolio included interests in three enclosed shopping malls, three power shopping centers, nine community shopping centers, and fourteen apartment communities. The properties are located in Louisiana (15), Florida (10), and Alabama (4). Leaseable area of the retail properties totalled approximately 2.6 million s.f. and the apartment communities contained 3,398 units. At December 31, 2001, the Company's retail and apartment properties were approximately 91% and 95% leased, respectively. The Company defines "leased" as an executed conveyance whereby the tenant possesses the premises, including those in which the tenant may not have commenced occupancy or rental payments.

The Company has elected to qualify and be treated as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and intends to maintain its qualification as a REIT in the future. As a qualified REIT, with limited exceptions, the Company will not be taxed under federal and certain state income tax laws at the corporate level on taxable income that it distributes to its shareholders. For special tax provisions applicable to REITs, refer to Sections 856-860 of the Code.

Investment Objective and Strategic Plan

Sizeler's primary objective is to increase shareholder value through an effective value-added asset management program which emphasizes increasing funds from operations, the appreciation of property values and the selective development of new properties.

The Company owns approximately 93 acres of land in proximity or adjacent to existing properties which is available for development. In 2002, the Company anticipates the commencement of development of the second phase of the Governors Gate apartment community in Pensacola, Florida and a new apartment community in proximity to North Shore Square Mall in Slidell, Louisiana, totalling approximately 350 units. The current estimated cost of these new developments is approximately $25 million. The Company may also make selective property acquisitions and participate with other entities in property ownership, through joint ventures or other types of co-ownership.

The Company's strategy for growth is to (1) control and develop sites in proximity or adjacent to existing properties in our targeted geographic markets; (2) improve the operating performance of our properties through effective and efficient leasing and management programs; (3) implement programs of redevelopment or expansion of certain properties; and (4) acquire shopping center and apartment properties in the strongest submarkets within our targeted geographic markets.

Sizeler Property Investors, Inc. has a general goal of balancing its portfolio between retail shopping centers and apartment communities. The Company believes its investment in both retail shopping centers and apartment communities, which provide basic necessary services for everyday living, generates a stable revenue stream that reduces exposure to economic downturns. At December 2001, approximately 60% of the portfolio consisted of investments in retail properties (which accounted for approximately 55% of total revenues) and 40% consisted of investments in apartment communities (which accounted for approximately 45% of total revenues).

The Company believes its regional concentration and substantial knowledge of the markets in which it operates affords a competitive advantage in the identification of real estate trends and investment opportunities within these markets.

This advantage should enhance the Company's overall strategy to increase cash flow and portfolio value through:

- Maximizing rental income by achieving an optimum level of rental rates and occupancy levels;
- Operating properties in a cost-effective manner;
- Renovating properties in order to maintain and improve our competitive position and performance in the marketplace; and
- Assessing the most cost-effective sources of capital to finance properties.

Numerous factors are considered in the evaluation of potential real estate investments including, but not limited to, the following:

- Acquisition and/or development cost and initial cash flow in relation to yield objective;
- The presence of or proximity to potential environmental issues;
- Current and historical occupancy levels;
- Current and historical sales levels of retail tenants;
- Other characteristics of existing tenants, including credit-worthiness;
- The potential to increase cash flow through effective property management;
- Geographic area and demographic profile;
- Property size and composition of tenants;
- Availability of financing, including the possibility of assuming existing financing or the potential for refinancing;
- Condition, quality of design, construction and other physical attributes;
- Level of real property taxes and property insurance and the ability to pass through these costs to tenants;
- Current and expected economic environment of local and regional real estate markets;
- Anticipated future treatment under applicable federal, state and local tax laws and regulations; and
- Potential for appreciation in value.

The Company holds its properties as long-term investments and has no maximum holding period, but may determine to sell certain properties that no longer meet its investment criteria. The Company may provide financing in connection with such sales of property if market conditions so require, but it does not presently intend to make loans other than in connection with such transactions. The Company has no present intention of underwriting securities of other issuers. The strategies and policies set forth above were determined and are subject to review by the Company's Board of Directors, which may change such strategies or policies based upon its evaluation of the state of the real estate market, the performance of the Company's assets, capital market conditions, and other relevant factors. The Company provides annual reports to its stockholders, which contain financial statements audited by the Company's independent public accountants.

Competition

Competition in the market areas in which the Company operates is significant and affects acquisitions and/or development of properties, occupancy levels, rental rates, and operating expenses of certain properties. The Company also competes with a wide variety of institutions and other investors for capital funds necessary to support its investment activities and asset growth.

The Company believes that the significant operating and financial experience of management, combined with the Company's regional concentration, as well as the location, quality, condition, and overall appearance of its properties, which affect the attraction and retention of its tenants, should enable the Company to continue to compete effectively with other entities.

Environmental Matters

Investments in real property have the potential for environmental liability on the part of the owner of such property. The Company is not aware of any environmental liabilities to the Company relating to the Company's investment properties which would have a material adverse effect on the Company's business, assets, or results of operations.

The Company's guidelines require a Phase I environmental study prior to the acquisition or development of a property that, because of its prior use or its proximity to other properties with environmental risks, may be subject to possible environmental hazards. Where determined appropriate by a Phase I study, a more extensive evaluation may be undertaken to further investigate the potential for environmental liability prior to an investment in a property. The Company does not presently maintain insurance coverage for environmental liabilities.

Executive Officers

The Company is self-administered and does not engage a separate advisor or pay an advisory fee for administrative or investment services. Management of the Company is provided by its officers. The executive officers of the Company are elected annually by, and serve at the discretion of, the Board of Directors.

The executive officers of the Company are as follows:

Name	Age	Position(s) with the Company
Sidney W. Lassen	67	Chairman of the Board and Chief Executive Officer
Thomas A. Masilla, Jr.	55	Vice Chairman of the Board, President, and Principal Operating Officer
Robert A. Whelan	34	Chief Financial Officer
James W. Brodie	33	Secretary and Vice President of Acquisition and Development

Sidney W. Lassen has served as Chairman of the Board and Chief Executive Officer since the Company's inception in 1986, and has been involved in the acquisition, development, management, and disposition of shopping center and apartment properties for over 40 years. Mr. Lassen previously served as a trustee of the International Council of Shopping Centers, the national association for the shopping center industry, and as Chairman, President, and Chief Executive Officer of Hibernia National Bank and Hibernia Corporation. He is also Chairman of the Board and Chief Executive Officer of Sizeler Realty Co., Inc. and serves as a Director of Hibernia Corporation. Mr. Lassen also serves on the Board of Administrators of Tulane University and is Chairman of both the Finance and Bond Committee and the Real Estate Committee of the Board of Administrators of Tulane University.

Mr. Masilla, a formerly practicing certified public accountant, was elected to the position of Vice Chairman of the Company in 1994, Principal Operating Officer and President in 1995, and has been a member of the Company's Board of Directors since 1986. Mr. Masilla has been a corporate executive and manager for more than 30 years, with extensive experience in both the real estate and commercial bank industries.

Mr. Whelan joined the management team as Chief Financial Officer in May 1999 and was a real estate consultant with Ernst & Young/Kenneth Leventhal Real Estate Group prior to joining the Company. Mr. Whelan has extensive experience in acquisition, disposition, management, financing, and auditing of real estate properties.

Mr. Brodie has served as Vice-President since 1991 and secretary since 1999. He has been involved in the acquisition, development, management, and disposition of shopping center and apartment properties since he joined the company in May 1989.

Property Management

On October 5, 2001, the Company became self-managed as a result of the acquisition of Sizeler Real Estate Management Co., Inc. (the "Management Company") from Sizeler Realty Co., Inc. The Management Company had been property manager since the inception of the Company in 1986. As a result of the transaction, the Management Company will operate as a wholly-owned subsidiary of the Company. The transaction was approved unanimously by the Company's Board of Directors, after receiving the advice of a committee of independent directors and a fairness opinion from an independent financial advisor.

Economic Conditions

The Company is affected by national and local economic conditions and changes in the real estate and capital markets. The financial performance of the retail properties are partially dependent upon the strength of retail sales, which are directly affected by trends in employment and personal income. Apartment properties are affected by market conditions, economic trends, and employment conditions in the communities in which they are located.

Fifteen of the Company's properties, comprising approximately 46% of its investment portfolio, are located in Louisiana. The Louisiana economy, since the late 1980's, has experienced positive growth as reflected in higher levels of employment and an increase in general economic activity. The national and global economies also have an impact on Louisiana, particularly as they affect the tourism, convention, energy, and port industries, which are important segments of the Louisiana economy.

Nine of the Company's properties, comprising approximately 41% of its investment portfolio, are located in Florida. The Florida economy was historically dominated by farming; however, in recent years it has greatly expanded into other economic sectors. While the state still leads the southeast in farm income, tourism is the leading economic sector. Construction, software production, manufacturing and health technology also contribute heavily to the Florida economy.

To diversify its portfolio and reduce the risks of geographic concentration and economic dependency on a primary industry, the Company began a program in 1988 of acquiring properties in other states in the Gulf South region. As of the date of this filing, the Company has properties in Louisiana (46%), Florida (41%), and Alabama (13%).

Item 2. *Properties*

As of December 31, 2001, the Company's real estate portfolio included interest in fifteen shopping centers and fourteen apartment communities. The Company holds, directly or indirectly through both wholly-owned subsidiaries and majority-owned entities, a fee interest in twenty-seven of its properties, and long-term ground leases on the remaining two properties - Southwood Shopping Center in Gretna, Louisiana and the Westland Shopping Center in Kenner, Louisiana. Sixteen properties are held through partnerships and limited partnerships whereby the majority owner is a wholly-owned subsidiary of the Company. The minority interests in these entities are held by third party corporations who have contributed capital for their respective interests. The other thirteen properties in the portfolio are held through wholly-owned subsidiary corporations and limited liability companies. The Company, the wholly-owned subsidiaries and majority-owned partnerships and limited partnerships are referred to collectively as the "Company". Fourteen of the Company's properties were subject to mortgage loans at December 31, 2001.

In the opinion of Management, all of the Company's properties are well maintained and in good repair, suitable for their intended uses, and are adequately covered by insurance.

The following table sets forth certain information concerning the Company's real estate investments as of December 31, 2001:

Description	Year (s) Completed	Year (s) Renovated	Gross Leasable Area in Square Feet or Rentable Units	Percent Leased (c) December 31 2001	2000
Regional Enclosed Malls (3)					
Hammond Square (Hammond, Louisiana)	1978	1992, 1995	361,000 431,000 (a)	87%	88%
North Shore Square (Slidell, Louisiana)	1986	1995, 2001	355,000 623,000 (a)	98%	98%
Southland Mall (Houma, Louisiana)	1970, 1981	1994	431,000 585,000 (a)	93%	95%
Power Shopping Centers (3)					
Lantana Plaza (Palm Beach County, Florida)	1992	1999	274,000	98%	98%
Town & Country (Palatka, Florida)	1989	2000	199,000	82%	82%
Westward (W. Palm Beach, Florida)	1961, 1990	1995, 2000	221,000	78%	98%
Community Shopping Centers (9)					
Airline Park (Metairie, Louisiana)	1973	1986, 2001	54,000	92%	61%
Azalea Gardens (Jefferson, Louisiana)	1950	1986	45,000	100%	100%
Colonial (Harahan, Louisiana)	1967	1987, 1999	45,000	100%	100%
Gonzales Plaza (Gonzales, Louisiana)	1989	---	73,000 290,000 (a)	29%	29%
Rainbow Square (Dunnellon, Florida)	1986	2001	75,000 117,000 (a)	99%	99%
Southwood (b) (Gretna, Louisiana)	1986	2001	40,000	100%	100%
Weeki Wachee Village (Weeki Wachee, Florida)	1987	2000	82,000	92%	86%
Westgate (Alexandria, Louisiana)	1964	1987, 2001	208,000	98%	98%
Westland (Kenner, Louisiana)	1966	1990, 1999	109,000	99%	99%
			2,572,000	91%	92%
Apartment Communities (14)					
Bel Air (Mobile, Alabama)	1968, 1974	---	202 units	94%	94%
Bryn Mawr (Naples, Florida)	1991	1999	240 units	99%	99%
Colonial Manor (Harahan, Louisiana)	1967	1994	48 units	100%	98%
Garden Lane (Gretna, Louisiana)	1966, 1971	1999	262 units	98%	98%
Georgian (New Orleans, Louisiana)	1951	1993	135 units	93%	100%
Governors Gate (Pensacola, Florida)	1999	---	240 units	98%	92%
Hampton Park (Mobile, Alabama)	1977	1995	300 units	94%	95%
Jamestown Estates (Pensacola, Florida)	1972	---	177 units	98%	98%
Lafayette Square (Mobile, Alabama)	1969-1972	1995, 1999	675 units	90%	96%
Lakeview Club (Ft. Lauderdale, Florida)	1992	---	443 units	96%	100%
Magnolia Place (New Iberia, Louisiana)	1984	---	148 units	96%	92%
Pine Bend (Mobile, Alabama)	1979	---	152 units	96%	95%
Steeplechase (Lafayette, Louisiana)	1982	---	192 units	95%	96%
Woodcliff (Pensacola, Florida)	1977	1999	184 units	97%	95%
			3,398 units	95%	97%

(a) The larger number is the total area of the indicated center, including owner-occupied stores in which the Company has no ownership interest. Hammond Square and Southland Mall have stores owned by Dillard Department Stores, Inc., comprising 70,000 s.f. and 154,000 s.f. of space, respectively; North Shore Square Mall has stores owned by Dillard Department Stores, Inc. comprising 116,000 s.f. and 77,000 s.f. of space, and Mervyn's comprising 75,000 s.f. of space; Gonzales Plaza and Rainbow Square Shopping Centers have stores owned by Wal-Mart Stores, Inc., comprising 217,000 s.f. and 42,000 s.f. of space, respectively.

(b) The Company has a 50% partnership interest in Southwood Shopping Center.

(c) The Company defines "leased" as an executed conveyance whereby the tenant possesses the premises, including those in which the tenant may not have commenced occupancy or rental payments. Percent leased for retail is computed as the ratio of total space leased, including anchor stores, to total leasable space, expressed as a percentage. The computation excludes owner-occupied stores in which the Company has no ownership interest.

Item 3. *Legal Proceedings*

The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties. The Company is presently, and from time to time, subject to claims and lawsuits arising in the ordinary course of business, which are routine in nature or expected to be covered by the Company's liability insurance.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2001.

PART II

Item 5. *Market for Registrant's Common Stock and Related Stockholder Matters*

The Company's shares of common stock ("shares") are listed for trading on the New York Stock Exchange under the symbol "SIZ".

The following table sets forth the high and low sales price of the shares for the periods indicated, as reported by the New York Stock Exchange, and the dividends paid per share in such periods.

	High	Low	Dividends Paid
2001			
1st Quarter	$ 8.82	$ 6.94	$0.23
2nd Quarter	9.76	8.31	0.23
3rd Quarter	10.33	8.60	0.23
4th Quarter	10.00	8.50	0.23
2000			
1st Quarter	$ 8.56	$ 6.38	$0.22
2nd Quarter	7.81	6.44	0.23
3rd Quarter	8.50	7.38	0.23
4th Quarter	7.88	6.88	0.23

As of March 4, 2002, there were 684 individually listed owners of record of the Company's shares. Approximately 91% of the Company's outstanding shares are held in nominee name by CEDE & Co., which is accounted for as a single shareholder of record for multiple beneficial owners. CEDE & Co. is a nominee of the Depository Trust Company (DTC), with respect to securities deposited by participants with DTC, e.g., mutual funds, brokerage firms, banks, and other financial organizations.

The Company has paid dividends in each quarter since its inception as a publicly owned company in 1987, with a cumulative total of approximately $100 million paid to shareholders over this time period.

Under the REIT rules of the Internal Revenue Code, the Company must pay at least 90% of its ordinary taxable income as dividends in order to avoid taxation as a regular corporation. The declaration of dividends is a discretionary decision of the Board of Directors and depends upon the Company's funds from operations, financial requirements, tax considerations, and other factors. A portion of the Company's dividends paid may be deemed capital gain income, a return of capital, or both, to its shareholders. The Company annually provides its shareholders a statement as to its designation of the taxability of the dividend.

The federal income tax status of dividends per share paid for each of the five years ended December 31 was as follows:

	2001	2000	1999	1998	1997
Ordinary Income	$0.54	$0.54	$0.54	$0.62	$0.54
Return of Capital	0.30	0.37	0.34	0.27 (a)	0.34
Capital Gain	0.08	---	---	---	---
Total	$0.92	$0.91	$0.88	$0.89	$0.88

(a) Includes a $0.01 per share distribution for the redemption of stock purchase rights in connection with the Company's adoption of a replacement shareholder rights plan.

The Company has a dividend reinvestment plan pursuant to which the Company's shareholders of record may use their dividends to purchase additional shares. The Company has reserved shares for issuance under plan and may also direct the agent to acquire additional shares through open market purchases for issuance pursuant to the plan.

Item 6. ***Selected Financial Data***

The following table sets forth selected consolidated financial data (in thousands, except per share data) for the Company and its subsidiaries and should be read in conjunction with the consolidated financial statements and notes thereto included herein:

OPERATING DATA [1]	2001	2000	1999	1998	1997
	Year Ended December 31				
Operating Revenue					
Rents and other income	$ 52,458	$ 51,324	$ 49,848	$ 47,680	$ 46,349
Equity in income of partnership	98	117	121	111	94
	52,556	51,441	49,969	47,791	46,443
Operating Expenses [2]	(35,619)	(33,263)	(32,604)	(30,481)	(29,280)
INCOME FROM OPERATIONS	16,937	18,178	17,365	17,310	17,163
Interest expense	(15,240)	(15,850)	(15,018)	(14,554)	(14,608)
NET INCOME BEFORE GAIN ON SALE OF REAL ESTATE	1,697	2,328	2,347	2,756	2,555
Gain on sale of real estate	506	---	---	---	---
NET INCOME	$ 2,203	$ 2,328	$ 2,347	$ 2,756	$ 2,555
Funds From Operations – Basic [3]	$ 13,694	$ 12,907	$ 12,603	$ 12,284	$ 11,509
Funds From Operations – Diluted [4]	$ 18,888	$ 18,101	$ 17,868	$ 17,562	$ 16,787
Net Cash Provided by (Used in):					
Operating Activities	$ 11,338	$ 14,010	$ 13,193	$ 12,456	$ 12,945
Investing Activities	$ (2,067)	$ (10,496)	$ (9,925)	$ (16,966)	$ (6,757)
Financing Activities	$ (9,939)	$ (2,955)	$ (3,081)	$ 4,532	$ (5,528)
Dividends Paid	$ 7,601	$ 7,234	$ 6,938	$ 7,330	$ 7,413
Per Share Data:					
Net Income	$ 0.27	$ 0.29	$ 0.30	$ 0.33	$ 0.30
Dividends Paid	$ 0.92	$ 0.91	$ 0.88	$ 0.88	$ 0.88
Weighted Average Shares Outstanding	8,313	7,950	7,888	8,331	8,423

BALANCE SHEET DATA	2001	2000	1999	1998	1997
Gross Investment in Real Estate	$ 350,284	$ 349,675	$ 339,306	$ 329,390	$ 311,216
Total Assets	278,034	285,417	284,943	284,935	275,485
Mortgage Notes Payable	111,223	113,163	84,712	89,869	90,615
Notes Payable	2,390	35,716	59,988	49,178	32,342
Convertible Subordinated Debentures	61,878	61,878	61,878	62,878	62,878
Total Liabilities	183,355	218,294	213,990	208,718	190,958
Shareholders' Equity	94,679	67,123	70,953	76,217	84,527

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information regarding factors such as property development and other transactions which have affected operating performance during the periods indicated.

(2) In 2001, the Company recorded a non-recurring charge of $1.2 million related to the acquisition of the Management Company.

(3) Funds from Operations (FFO) is defined by the Company as net income, excluding gains or losses from sales of property and those items defined as extraordinary under accounting principles generally accepted in the United States of America (GAAP), certain non-recurring charges, plus depreciation on real estate assets and after adjustments for unconsolidated partnerships to reflect funds from operations on the same basis.

(4) Diluted funds from operations reflects the adjustments that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. The calculation assumes the conversion of the Company's convertible subordinated debentures and the related reduction in interest expense and deferred bond issuance amortization costs.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K. Historical results and percentage relationships, including trends which might appear, set forth in the consolidated statements of income contained in the consolidated financial statements, should not be taken as indicative of future operating results.

On August 1, 2001, the Company sold its Camelot Plaza Shopping Center, located in San Antonio, Texas. The 91,000 s.f. property was originally acquired in 1992 and renovated most recently in 1999 with the addition of a freestanding Walgreen's store. The property was the Company's only holding in the state of Texas and its sale represented the disposition of a mature property in a market not part of the Company's current geographic focus. The sale resulted in a net gain of approximately $506,000.

On October 5, 2001, the Company completed the acquisition of Sizeler Real Estate Management Co., Inc. from Sizeler Realty Co., Inc. The purchase price for this acquisition was approximately $3 million in cash. For the year ended December 31, 2000, the Company paid Sizeler Real Estate Management Co., Inc. approximately $3 million in management fees and leasing commissions and reimbursement of legal and administrative costs. Financial reporting requires that any difference between the net asset valuation of the assets acquired and the total of the purchase price plus acquisition costs be recognized as a non-recurring charge to operations. In compliance with reporting requirements, the Company recorded a non-recurring charge to operations of $1.2 million in the quarter ended December 31, 2001.

In December, 2001, the Company raised approximately $29 million of new equity from the issuance of 3,450,000 new shares of common stock. The proceeds from the offering were initially used to pay down floating rate bank debt.

The Company's real estate investment portfolio is composed of fifteen retail properties and fourteen apartment communities. As of December 31, 2001, the Company's gross investment in real estate totalled $350 million and consisted of approximately 60%, or $211 million, in retail properties and approximately 40%, or $139 million, in apartment communities. Total revenue for 2001 was $52.6 million, and consisted of approximately 55%, or $28.6 million, generated by the retail properties, and approximately 45%, or $24.0 million, generated by the apartment communities.

Results of Operations

Comparison of the years ended December 31, 2001, and 2000

Operating revenues totaled $52.6 million for the twelve months ended December 31, 2001, compared to $51.4 million earned a year ago, an increase of approximately $1.2 million. Operating revenue for retail shopping centers and apartment communities was $28.6 million and $24.0 million, respectively. The increase in revenue was due to relatively high occupancy levels coupled with increased apartment rental rates. In the fourth quarter of 2001, the Company recorded a non-recurring charge to operations of $1.2 million, related to the acquisition of the management company. Operating expenses, excluding the effects of this acquisition were $17.7 million in 2001, compared to $16.8 million in 2000. This increase in operating costs was due in particular, to higher real estate taxes and insurance costs. Net Operating Income increased 3% to $32.8 million in 2001, compared to $32.0 million in 2000.

Net Operating Income (NOI) is another measurement of financial performance used by the Company, and is based on the operating revenues and operating expenses directly associated with the operations of the real estate properties (excluding administrative expenses, depreciation and amortization and interest expense). NOI is calculated as operating revenues less operating expenses directly related to the operations of the real estate properties, before administrative, depreciation, amortization and interest expenses.

In August 1, 2001, the Company sold its Camelot Plaza Shopping Center, located in San Antonio, Texas. The 91,000 s.f. property was originally acquired in 1992 and renovated most recently in 1999 with the addition of a freestanding Walgreen's store. The property was the Company's only holding in the state of Texas and its sale represented the disposition of a mature property in a market not part of the Company's current geographic focus. The sale resulted in a net gain of approximately $506,000, which was treated for income tax purposes as a reclassification of a portion of the dividend from ordinary income to capital gain. The net cash proceeds from the sale were used to reduce floating rate bank debt and for general corporate purposes.

Interest expense reflected a decrease of $610,000 from the prior year due to a combination of lower interest rates and the reduced level of the Company's floating rate bank debt as a result of the usage of proceeds from the sale of Camelot Shopping Center and the public common equity offering. The Company's floating rate bank debt totaled $2.4 million at December 31, 2001 compared to $35.7 million in 2000. The average bank borrowings in 2001 were approximately $31.8 million, with an average interest rate of 6.2%, as compared to $47.3 million, with an average rate of 7.9% in 2000.

Comparison of the years ended December 31, 2000, and 1999

For the year ended December 31, 2000 operating revenue from retail centers and apartments increased approximately 3% to $51.4 million, compared with $50.0 million in the prior year. Operating revenue for retail centers and apartments was $28.5 million and $22.9 million, respectively. The increase in operating revenue was due primarily to new retail leases, in particular the leasing of 40,000 s.f. of space previously reported vacated by a tenant at the end of 1999, and the opening of a 44,300 s.f. Publix Supermarket at the end of August, coupled with increased apartment rental rates, as apartment revenues increased 5% over the prior year, and market sustained occupancy levels. Operating expenses totalled $19.4 million in 2000, compared to $19.0 million in 1999. The increase in operating expenses was primarily attributable to increased utilities and insurance costs and real estate taxes. Net Operating Income increased 3% to $32.0 million in 2000, as compared to $31.0 million in 1999.

Net Operating Income (NOI) is another measurement of financial performance used by the Company, and is based on the operating revenues and operating expenses directly associated with the operations of the real estate properties (excluding administrative expenses, depreciation and amortization and interest expense). NOI is calculated as operating revenues less operating expenses directly related to the operations of the real estate properties, before administrative, depreciation, amortization and interest expenses.

Interest expense reflected a net increase of $832,000 resulting from the rising interest rate environment during the year. In 2000, the Company completed approximately $30 million of additional long-term, fixed-rate, non-recourse financing and used these proceeds to reduce floating rate bank debt. The average bank borrowings in 2000 were approximately $47.3 million, with an average interest rate of 7.9%, as compared to $54.0 million, with an average interest rate of 6.8% in 1999.

Liquidity and Capital Resources

The primary source of working capital for the Company is net cash provided by operating activities, from which the Company funds normal operating requirements and distributions to shareholders. In addition, the Company maintains unsecured credit lines with commercial banks, which it utilizes to temporarily finance the cost of portfolio growth, property improvements, and other expenditures. At December 31, 2001, the Company had $1.2 million in cash and cash equivalents. The company also maintained bank lines of credit totaling $50 million of which approximately $47.6 million was available. Utilization of the bank lines is subject to certain restrictive covenants that impose maximum borrowing levels by the Company through the maintenance of certain prescribed financial ratios.

Net cash flows provided by operating activities decreased $2.7 million in 2001 from 2000, as compared to an increase of $817,000 in 2000 from 1999. The decrease between 2001 and 2000 is primarily attributable to a net increase in accounts receivable, prepaid expenses and other assets.

Net cash flows used in investing activities decreased $8.4 million in 2001 from 2000, primarily attributable to the sale of one of the Company's shopping centers in the third quarter of 2001, and the development of the 44,300 s.f. Publix Supermarket at the Company's Town and Country Shopping Center in 2000.

Net cash flows used in financing activities increased $7.0 million in 2001 from 2000, primarily due to the following activities: (i) increase of $9.9 million in the level of reduction of notes payable to banks in 2001 compared to 2000 as a result of the application of the proceeds from the public offering of common equity of 3,450,000 shares completed in December 2001 and the mortgage financings and related debt issuance costs completed in 2000; (ii) increase in cash dividends to shareholders of approximately $367,000; (iii) increase in cash proceeds of approximately $2.5 million from the issuance of common stock pursuant to the direct stock purchase and dividend reinvestment plan; and (iv) the Company reduced cash usage by approximately $723,000 in 2001, as no common stock was purchased by the Company in 2001.

As of December 31, 2001, fourteen of the Company's properties, comprising approximately 50% of its gross investment in real estate, were subject to a total of $111 million in mortgage debt, all of which are non-recourse and bear a fixed rate of interest for a fixed term. Fifteen of the properties in the portfolio are currently unencumbered by mortgage debt. The Company anticipates that its current cash balance, operating and investing cash flows, and borrowings (including borrowings under its lines of credit) will be adequate to fund the Company's future (i) operating and administrative expenses, (ii) debt service obligations, (iii) distributions to shareholders, (iv) capital improvements on existing properties, (v) development of new properties, and (vi) normal repair and maintenance costs at its properties.

The Company's current dividend policy is to pay quarterly dividends to shareholders, based upon, among other factors, funds from operations, as opposed to net income. Because funds from operations excludes the deduction of non-cash charges, principally depreciation of real estate assets, quarterly dividends will typically be greater than net income and may include a tax-deferred return of capital component. The Board of Directors, on February 15, 2002, declared a cash dividend with respect to the period October 1, 2001 through December 31, 2001 of $0.23 per share, to shareholders of record as of March 1, 2002.

As of December 31, 2001 the Company had $61,878,000 of 8% Convertible Subordinated debentures due July 15, 2003 (Old Debentures) outstanding. In March 2002, the Company filed documents with the SEC pertaining to the exchange of its Old Debentures.

Funds From Operations

Real estate industry analysts and the Company utilize the concept of funds from operations as an important analytical measure of a REIT's financial performance. The Company considers funds from operations in evaluating its operating results, and its dividend policy is also based, in part, on the concept of funds from operations.

Funds from Operations (FFO) is defined by the Company as net income, excluding gains or losses from sales of property and those items defined as extraordinary under accounting principles generally accepted in the United States of America (GAAP), certain non-recurring charges, plus depreciation on real estate assets and after adjustments for unconsolidated partnerships to reflect funds from operations on the same basis. Funds from operations do not represent cash flows from operations as defined by GAAP, nor is it indicative that cash flows are adequate to fund all cash needs, including distributions to shareholders. Funds from operations should not be considered as an alternative to net income as defined by GAAP or to cash flows as a measure of liquidity. A reconciliation of net income to basic and diluted funds from operations is presented below:

	Year Ended December 31			
	2001		2000	
	($000)	Weighted Average Shares	($000)	Weighted Average Shares
Net Income	$ 2,203	8,313,000	$ 2,328	7,950,000
Additions:				
Depreciation	11,409		11,173	
Partnership depreciation	34		35	
Non-recurring charge	1,226			
Deductions:				
Gain on sale of real estate	506			
Minority depreciation	51		50	
Amortization costs	621		579	
Funds from Operations - Basic	$ 13,694	8,313,000	$ 12,907	7,950,000
Interest on convertible debentures	4,950		4,950	
Amortization of debenture issuance costs	244		244	
Funds from Operation – Diluted	$ 18,888	13,150,000	$ 18,101	12,787,000

For the year ended December 31, 2001 funds from operations increased approximately $787,000 to $13.7 million, compared to $12.9 million in 2000. This increase in funds from operations is primarily attributable to growth in operating revenues as a result of relatively high occupancy levels coupled with increased apartment rental rates, as well as reduced interest expense. The growth of operating revenues was partially offset by increased uncontrollable expenses such as real estate taxes and property insurance costs.

For the year ended December 31, 2000, funds from operations increased approximately $300,000 to $12.9 million, compared to $12.6 million in 1999. This increase in funds from operations is primarily attributable to growth in operating revenues as a result of new retail leases at its malls, power centers and community shopping centers, combined with higher apartment occupancies and market sustained rents. The growth of operating revenues was partially offset by the combined effects of increased uncontrollable expenses such as interest costs, real estate taxes and property insurance costs.

Critical Accounting Policies

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we identified the most critical accounting principles upon which our financial status depends. We determined the critical principles by considering accounting policies that involve the most complex or subjective decisions or assessments. We state these accounting policies in the notes to the consolidated financial statements and at relevant sections in this discussion and analysis. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report.

Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (Statement 144), which supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets to Be Disposed Of* (Statement 121). Statement 144 retains the fundamental provisions in Statement 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with Statement 121.

The Company is required to adopt Statement 144 no later than the year beginning after December 15, 2001, and plans to adopt its provisions for the quarter ending March 31, 2002. Management does not expect the adoption of Statement 144 for long-lived assets held for use to have a material impact on the Company's financial statements because the impairment assessment under Statement 144 is largely unchanged from Statement 121. The provisions of the Statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot determine the potential effects that adoption of Statement 144 will have on the Company's financial statements.

Future Results

This Form 10-K and other documents prepared, and statements made by the Company, may contain certain forward-looking statements that are subject to risk and uncertainty. Investors and potential investors in the Company's securities are cautioned that a number of factors could adversely affect the Company and cause actual results to differ materially from those in the forward-looking statements, including, but not limited to (a) the inability to lease current or future vacant space in the Company's properties; (b) decisions by tenants and anchor tenants who own their space to close stores at the Company's properties; (c) the inability of tenants to pay rent and other expenses; (d) tenant financial difficulties; (e) general economic and world conditions, including threats to the United States homeland from unfriendly factions; (f) decreases in rental rates available from tenants; (g) increases in operating costs at the Company's properties; (h) lack of availability of financing for acquisition, development, and rehabilitation of properties by the Company; (i) possible dispositions of mature properties since the Company is continuously engaged in the examination of its various lines of business (j) increases in interest rates; (k) a general economic downturn resulting in lower retail sales and causing downward pressure on occupancies and rents at retail properties; as well as (l) the adverse tax consequences if the Company were to fail to qualify as a REIT in any taxable year; and (m) the competitive factors described in "Item 1 - Competition" of this report.

Effects of Inflation

Substantially all of the Company's retail leases contain provisions designed to provide the Company with a hedge against inflation. Most of the Company's retail leases contain provisions which enable the Company to receive percentage rentals based on tenant sales in excess of a stated breakpoint and/or provide for periodic increases in minimum rent during the lease term. The majority of the Company's retail leases are for terms of less than ten years, which allows the Company to adjust rentals to changing market conditions. In addition, most retail leases require tenants to pay a contribution towards property operating expenses, thereby reducing the Company's exposure to higher operating costs caused by inflation. The Company's apartment leases are written for short terms, generally six to twelve months, and are adjusted according to changing market conditions.

Item 7a. *Quantitative and Qualitative Disclosures About Market Risk*

The Company is exposed to interest rate changes primarily as a result of its bank lines of credit and long-term debt used to maintain liquidity, and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows, and to optimize its overall borrowing costs. To achieve its objective, the Company utilizes its variable LIBOR-based, short-term (one to six month maturities) bank credit lines to fund the development and acquisition of new investments until such investments can be financed with long-term fixed-rate non-recourse mortgage debt. At December 31, 2001, borrowings under the Company's bank lines of credit totaled $2.4 and bore an average interest rate of 3.7%. The carrying amounts of these instruments approximate fair value because they are short-term and therefore utilize interest rates which are adjusted to market at maturity.

Based on the balance of bank lines of credit outstanding at December 31, 2001 and the average interest rate at year-end, a 10% increase in variable interest rates would increase the Company's interest expense in 2002 by approximately $9,000. Conversely, a 10% decrease in variable interest rates would decrease the Company's interest expense in 2002 by the same amount.

As the bank lines of credit include those obligations that exist as of December 31, 2001, it does not consider those exposures or positions which could arise after that date. The Company's ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period and the level of interest rates.

Item 8. *Financial Statements and Supplementary Data*

The Company's Consolidated Balance Sheets as of December 31, 2001 and 2000, and its Consolidated Statements of Income, Shareholders' Equity, Cash Flows, and Notes to Consolidated Financial Statements for the years ended December 2001, 2000, and 1999, together with the Reports of Independent Auditors thereon, are included under Item 14 of this report and are incorporated herein by reference. Unaudited quarterly results of operations included in Notes to Consolidated Financial Statements are also incorporated herein by reference.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

There have been no changes in or disagreements with accountants on accounting and financial disclosures.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

For information regarding the executive officers of the Company, see "Executive Officers" in Part I, Item 1 of this report. The other information required by this Item 10 is incorporated herein by reference to the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, within 120 days of the end of the Company's fiscal year.

Item 11. *Executive Compensation*

The information required by this Item 11 is incorporated herein by reference to the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, within 120 days of the end of the Company's fiscal year.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information required by this Item 12 is incorporated herein by reference to the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, within 120 days of the end of the Company's fiscal year.

Item 13. *Certain Relationships and Related Transactions*

The information required by this Item 13 is incorporated herein by reference to the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days of the end of the Company's fiscal year.

PART IV

Item 14. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) (1) and (2) Financial Statements and Financial Statement Schedules

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not submitted because they are not required or the required information appears in the financial statements or notes thereto.

INDEPENDENT AUDITORS' REPORT

Shareholders and Board of Directors
Sizeler Property Investors, Inc.

We have audited the consolidated balance sheets of Sizeler Property Investors, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedules listed in the Index at Item 14(a). These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sizeler Property Investors, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG LLP

New Orleans, Louisiana
January 21, 2002, except
for Note I, as to which the
date is March 7, 2002

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 2001	December 2000
ASSETS		
Real estate investments (Note B)		
Land	$ 52,859,000	$ 52,461,000
Buildings and improvements, net of accumulated depreciation of $86,627,000 in 2001 and $76,727,000 in 2000	209,951,000	219,571,000
Investments in real estate partnership (Notes A and G)	847,000	916,000
	263,657,000	272,948,000
Cash and cash equivalents (Note A)	1,228,000	1,896,000
Accounts receivable and accrued revenue, net of allowance for doubtful accounts of $165,000 in 2001 and $331,000 in 2000	2,724,000	2,035,000
Prepaid expenses and other assets	10,425,000	8,538,000
Total Assets	$ 278,034,000	$ 285,417,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Mortgage notes payable (Notes D and M)	$ 111,223,000	$ 113,163,000
Notes payable (Note D)	2,390,000	35,716,000
Accounts payable and accrued expenses	6,973,000	6,697,000
Tenant deposits and advance rents	891,000	840,000
	121,477,000	156,416,000
Convertible subordinated debentures (Notes D and M)	61,878,000	61,878,000
Total Liabilities	183,355,000	218,294,000
SHAREHOLDERS' EQUITY (Notes E, F, and L)		
Series A preferred stock, 40,000 shares authorized, none issued	---	---
Series B preferred stock, liquidation preference $25 per share, 2,476,000 shares authorized, none issued	---	---
Common stock, par value $0.0001 per share, 51,484,000 shares authorized shares issued and outstanding—12,013,000 in 2001 and 8,062,000 in 2000	1,000	1,000
Excess stock, par value $0.0001 per share, 16,000,000 authorized, none issued	---	---
Additional paid-in capital	152,266,000	119,312,000
Cumulative net income	41,920,000	39,717,000
Cumulative distributions paid (Note H)	(99,508,000)	(91,907,000)
Total Shareholders' Equity	94,679,000	67,123,000
Total Liabilities and Shareholders' Equity	$ 278,034,000	$ 285,417,000

See notes to consolidated financial statements.

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December		
	2001	2000	1999
OPERATING REVENUE (Note A and C)			
Rental and other income	$ 52,458,000	$ 51,324,000	$ 49,848,000
Equity in income of partnership	98,000	117,000	121,000
	52,556,000	51,441,000	49,969,000
OPERATING EXPENSES (Note C)			
Utilities	2,230,000	2,246,000	2,050,000
Real estate taxes	4,076,000	3,933,000	3,693,000
Administrative expenses (Note G)	4,446,000	2,648,000	2,788,000
Operations and maintenance (Note G)	7,946,000	7,689,000	7,825,000
Other operating expenses	5,512,000	5,574,000	5,403,000
Depreciation and amortization (Note A)	11,409,000	11,173,000	10,845,000
	35,619,000	33,263,000	32,604,000
INCOME FROM OPERATIONS	16,937,000	18,178,000	17,365,000
Interest expense (Note D)	15,240,000	15,850,000	15,018,000
NET INCOME BEFORE GAIN ON SALE OF REAL ESTATE	1,697,000	2,328,000	2,347,000
Gain on sale of real estate	506,000	---	---
NET INCOME	$ 2,203,000	$ 2,328,000	$ 2,347,000
Net income per share	$ 0.27	$ 0.29	$ 0.30
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	8,313,000	7,950,000	7,888,000

See notes to consolidated financial statements.

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Cumulative Net	Cumulative	
	Shares	Amount	Capital	Income	Distributions	Total
Balance at January 1, 1999	7,990,004	$ 1,000	$118,913,000	$ 35,042,000	$ (77,735,000)	$ 76,221,000
Net income for 1999				2,347,000		2,347,000
Cash dividends declared and paid ($.88 per share) (Note H and I)					(6,938,000)	(6,938,000)
Shares issued pursuant to Directors' Stock Ownership Plan (Note F)	9,000		75,000			75,000
Shares issued pursuant to Incentive Award Plan (Note F)	5,677		47,000			47,000
Shares issued pursuant to Direct Stock Purchase Plan	90,206		733,000			733,000
Purchase of Company's Stock 186,100 shares	(186,100)		(1,528,000)			(1,528,000)
Balance at December 31, 1999	7,908,787	$ 1,000	$118,240,000	$ 37,389,000	$ (84,673,000)	$ 70,957,000
Net income for 2000				2,328,000		2,328,000
Cash dividends declared and paid ($.91 per share) (Note H and I)					(7,234,000)	(7,234,000)
Shares issued pursuant to Directors' Stock Ownership Plan (Note F)	9,000		73,000			73,000
Shares issued pursuant to Incentive Award Plan (Note F)	7,362		59,000			59,000
Shares issued pursuant to Direct Stock Purchase Plan	227,530		1,663,000			1,663,000
Purchase of Company's Stock 90,700 Shares	(90,700)		(723,000)			(723,000)
Balance at December 31, 2000	8,061,979	$ 1,000	$119,312,000	$ 39,717,000	$ (91,907,000)	$ 67,123,000
Net income for 2001				2,203,000		2,203,000
Cash dividends declared and paid ($.92 per share) (Note H and I)					(7,601,000)	(7,601,000)
Shares issued pursuant to Directors' Stock Ownership Plan (Note F)	9,000		68,000			68,000
Shares issued pursuant to Incentive Award Plan (Note F)	8,065		59,000			59,000
Shares issued pursuant to Direct Stock Ownership Plan	483,515		4,205,000			4,205,000
New Shares Issue (Note E)	3,450,000		28,622,000			28,622,000
Balance at December 31, 2001	12,012,559	$ 1,000	$ 152,266,000	$ 41,920,000	$ (99,508,000)	$ 94,679,000

See notes to consolidated financial statements.

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
OPERATING ACTIVITIES:	2001	2000	1999
Net Income	$ 2,203,000	$ 2,328,000	$ 2,347,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,409,000	11,173,000	10,845,000
Gain from sale of real estate	(506,000)	---	---
(Increase) decrease in accounts receivable and accrued revenue	(672,000)	214,000	72,000
(Increase) decrease in prepaid expenses and other assets	(1,289,000)	179,000	(740,000)
Increase in accounts payable and accrued expenses	193,000	116,000	669,000
Net Cash Provided by Operating Activities	11,338,000	14,010,000	13,193,000
INVESTING ACTIVITIES:			
Acquisitions of and improvements to real estate investments	(6,332,000)	(10,496,000)	(9,925,000)
Net payments for purchase of Management Company (Note G)	(1,560,000)	---	---
Proceeds from sale of real estate	5,825,000	---	---
Net Cash Used in Investing Activities	(2,067,000)	(10,496,000)	(9,925,000)
FINANCING ACTIVITIES:			
Proceeds from mortgage notes payable (Note J)	---	30,400,000	---
Principal payments on mortgage notes payable (Note J)	(1,940,000)	(1,949,000)	(6,091,000)
Net (payments) proceeds on notes payable to banks (Note J)	(33,326,000)	(24,272,000)	10,810,000
Increase in mortgage escrow deposits and debt issuance costs	(26,000)	(972,000)	(189,000)
Cash dividends to shareholders (Note H)	(7,601,000)	(7,234,000)	(6,938,000)
Proceeds from issuance of shares of common stock pursuant to direct stock purchase, stock option, and stock award plans	4,332,000	1,795,000	855,000
Net proceeds from issuance of new common shares	28,622,000	---	---
Repurchase of Company's common stock	---	(723,000)	(1,528,000)
Net Cash Used in Financing Activities	(9,939,000)	(2,955,000)	(3,081,000)
Net (decrease) increase in cash and cash equivalents	(668,000)	559,000	187,000
Cash and cash equivalents at beginning of year	1,896,000	1,337,000	1,150,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,228,000	$ 1,896,000	$ 1,337,000
Cash interest payments, net of capitalized interest	$ 15,247,000	$ 15,709,000	$ 14,947,000

See notes to consolidated financial statements.

NOTE A: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. As of December 31, 2001, the Company's real estate portfolio included interests in fifteen shopping centers and fourteen apartment communities. The Company holds, directly or indirectly through both wholly-owned subsidiaries and majority-owned entities, a fee interest in twenty-seven of its properties, and long-term ground leases on the remaining two properties - Southwood Shopping Center in Gretna, Louisiana and the Westland Shopping Center in Kenner, Louisiana. Sixteen properties are held through partnerships and limited partnerships whereby the majority owner is a wholly-owned subsidiary of Sizeler Property Investors, Inc. The minority interests in these entities are held by third party corporations who have contributed capital for their respective interests. The other thirteen properties in the portfolio are held through wholly-owned subsidiary corporations and limited liability companies. The Company, the wholly-owned subsidiaries and majority-owned partnerships and limited partnerships, are referred to collectively as the "Company".

Principles of Consolidation. The consolidated financial statements include the accounts of the Company, as defined above. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's investment in a real estate partnership at December 31, 2001 and 2000 represents a 50% interest in a partnership which owns a community shopping center and is accounted for by the equity method.

Cash and Cash Equivalents. Cash equivalents represent investments that are highly liquid and have a maturity of three months or less at the time the investment is made.

Real Estate Investments. Real estate investments are recorded at cost. Depreciation of buildings and improvements is provided for by the straight-line method over the estimated useful lives of the assets, ranging from ten to forty years. Betterments and major replacements are capitalized and the replaced asset and accumulated depreciation are removed from the accounts. Tenant improvement costs are depreciated using the straight-line method over the term of the related leases. Maintenance and repairs are expensed in the period incurred.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* the Company is required to review such assets for impairment whenever any events or circumstances indicate that the carrying value of the assets may not be recoverable. When indicators of impairment are present, the Company makes an assessment of its recoverability by estimating the future undiscounted cash flows expected to result from the use of the property and its eventual disposition. If the carrying value exceeds the aggregate future cash flows, the Company would recognize an impairment loss. No such impairment losses have been recognized for the years ended December 31, 2001, 2000 or 1999. The Company does not develop or acquire properties for resale. However, the Company occasionally considers possible dispositions of mature properties since the Company is continuously engaged in the examination of its various lines of business and other strategic choices.

Deferred Charges. Debt issuance costs incurred in connection with issuance of the Company's 8% Convertible Subordinated Debentures (the "Debentures") and mortgage financings and refinancings are included in prepaid expense and other assets. The costs are being amortized over the term of the related obligations. Unamortized costs related to the Debentures are offset against shareholders' equity upon conversion by debenture holders. Unamortized costs related to mortgage financings and refinancings are charged to expense upon prepayment of the obligation. However, if the Debentures or mortgages are refinanced (prepaid) at substantially the same terms as the existing debt the remaining costs will be amortized over the term of the related new obligation.

Costs incurred in connection with the execution of leases are included in prepaid expenses and other assets. The costs are amortized over the term of the respective lease. Unamortized costs are charged to expense upon termination of the lease prior to the expiration of lease term.

Business Combinations and Goodwill. In July 2001, the FASB issued Statement 141, *Business Combinations*, and Statement 142, *Goodwill and Other Intangible Assets.* Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provision of Statement 142. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. No such impairment losses were recognized in 2001.

Rental Income. Rental income includes rents from shopping center and apartment properties. Minimum rents from shopping center leases are accounted for ratably over the term of the lease. Percentage rents are recognized based upon tenant sales that exceed specific levels. Tenant reimbursements are recognized ratably over the year based upon estimated operating expenses.

On May 21, 1998, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus decision on Issue No. 98-9, *Accounting for Contingent Rent in Interim Financial Periods*, which provides that recognition of contingent (percentage) rental income in interim periods must be deferred until the specified target (breakpoint) that triggers the percentage rental income is achieved. The SEC subsequently issued Staff Accounting Bulletin No. 101 on December 3, 1999, which affirmed Issue No. 98-9. The Company adopted Issue No. 98-9 in 1999 and has deferred the recognition of percentage rental income until the date that the tenants' sales exceed the breakpoint set forth in the lease agreements.

Federal Income Taxes. The Company has elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code and intends to maintain its qualification as a REIT in the future. As a REIT, the Company is allowed to reduce taxable income by all or a portion of its distribution to shareholders. As distributions have exceeded taxable income, no provision for federal or state income taxes has been recorded.

A real estate investment trust (REIT) is required to distribute to shareholders at least 90% of its ordinary taxable income and meet certain income source and investment restriction requirements. Taxable income differs from net income for financial reporting purposes principally because of differences in the amount and timing of depreciation of the properties. At December 31, 2001, the income tax basis, net of accumulated tax depreciation, of the Company's real estate properties was approximately $273 million.

Earnings Per Share. SFAS No. 128, *Earnings Per Share*, requires disclosure of both basic and fully diluted earnings per share (EPS). Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

For the years ended December 31, 2001, 2000, and 1999, options to purchase 602,750, 641,750, and 482,631 shares of common stock, respectively, were outstanding but excluded in the computation of diluted EPS because the options' exercise prices were generally greater than the average market prices of common shares. The inclusion of in-the-money options had no effect on the calculation of diluted EPS. The Company's outstanding debentures are also excluded from the computation for 2001, 2000, and 1999 due to their antidilutive effect. Accordingly, there is no effect on net income in the calculation of diluted EPS for the years ended December 31, 2001, 2000, or 1999.

Capital Stock. On June 25, 2001, Sizeler Property Investors, Inc., a Delaware corporation, reincorporated in the State of Maryland. Maryland General Corporate Law recognizes repurchased stock of a corporation as authorized but unissued stock rather than treasury stock. Accordingly, effective June 25, 2001, the par value of treasury stock was reclassed as a reduction of capital stock issued. The cost of treasury stock in excess of par value was charged to additional paid-in capital. This change in law as a result of the reincorporation, had no effect on total stockholders' equity. The Company has one class of common stock and has no outstanding shares of Preferred Stock as of December 31, 2001.

Stock Option Plans. The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *"Accounting for Stock-Based Compensation,"* established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123 (See Note F).

Use of Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could materially differ from these estimates.

Reclassifications. Certain reclassifications have been made in the 2000 and 1999 consolidated financial statements to conform with the 2001 financial statement presentation.

NOTE B: REAL ESTATE INVESTMENTS

Certain real estate with a book value of $133,181,000 at December 31, 2001 is pledged as collateral for notes payable described in Note D. In addition, certain notes are secured by collateral assignments of rents and leases on such real estate. Certain real estate is located on land subject to long-term leases expiring at dates through 2046.

In December of 2001, the Company announced plans for the development of 350 new apartment units at a cost of approximately $25 million. The new development will include the second phase of the Governors Gate apartment community in Pensacola, Florida, as well as a new apartment community in proximity to the Company's Northshore Square Mall, located in Slidell, Louisiana.

In August 2000, the Company completed construction of a new Publix supermarket store at its Town & Country Power Shopping Center in Florida at a total cost of $6 million. The Company incurred $4.5 million of the project's total cost during 2000. In addition, this project included the construction of an additional 9,000 s.f. of new store space. The Company also made various improvements to its existing portfolio totalling approximately $4.2 million. The Company acquired two parcels of land at a cost of approximately $510,000 and incurred an additional $1.1 million in improvements associated with its pre-existing parcels.

NOTE C: REAL ESTATE OPERATIONS

The Company's principal business is investing in shopping centers and apartment communities, located in the Gulf Coast region of the southeastern United States. Tenants in the Company's shopping centers include national, regional, and local retailers. Most of the Company's shopping center leases provide for the payment of fixed monthly rentals (minimum rents), reimbursement of common area maintenance, utilities, taxes, and insurance expenses, and many of the Company's retail leases also provide for payment of additional rents based upon a percentage of retail sales in excess of stated minimums. The non-cancelable portions of such lease terms range from one to forty years. The Company's apartment leases are written for short terms, generally six to twelve months, and are adjusted according to changing market conditions.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents with high credit-quality financial institutions. With respect to accounts receivable and accrued revenue, the Company believes that such items do not represent significant concentrations of credit risk due to diversity in the Company's tenant base and its geographical dispersion throughout the southern United States.

The Company's shopping centers are leased to tenants under operating leases. The future minimum rents on non-cancelable operating leases at December 31, 2001 are as follows:

Year	Amount
2002	$ 18,492,000
2003	16,512,000
2004	14,982,000
2005	12,735,000
2006	9,957,000
Thereafter	43,464,000
	$ 116,142,000

The above amounts do not include rental income that is based on tenants' sales or reimbursed expenses.

Reportable Operating Segments. SFAS No. 131, *Disclosure About Segments of an Enterprise and Related Information,* establishes standards for the way that public business enterprises report information about operating segments in financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

The Company is engaged in two operating segments, the ownership and rental of retail shopping center properties and apartment properties. These reportable segments offer different products or services and are managed separately because each requires different operating strategies and management expertise. There are no intersegment sales or transfers. The accounting policies of the segments are the same as those described in Note A, Significant Accounting Policies.

The Company assesses and measures segment operating results based on a performance measure referred to as Net Operating Income and is based on the operating revenues and operating expenses directly associated with the operations of the real estate properties (excluding depreciation, administrative, and interest expense). Net Operating Income is not a measure of operating results or cash flows from operating activities as measured by accounting principles generally accepted in the United States of America, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

The operating revenues, operating expenses, net operating income, and real estate investments for each of the reportable segments are summarized below for the years ended December 31, 2001, 2000, and 1999.

	2001	2000	1999
Retail:			
Operating revenue	$ 28,578,000	$ 28,487,000	$ 28,026,000
Operating expenses	(10,195,000)	(10,012,000)	(9,951,000)
Net operating income – retail	18,383,000	18,475,000	18,075,000
Apartments:			
Operating revenue	23,978,000	22,954,000	21,943,000
Operating expenses	(9,569,000)	(9,430,000	(9,020,000)
Net operating income – apartment	14,409,000	13,524,000	12,923,000
Net operating income – total	32,792,000	31,999,000	30,998,000
Administrative expenses (Note G)	(4,446,000)	(2,648,000)	(2,788,000)
Depreciation	(11,409,000)	(11,173,000)	(10,845,000)
Income from operations	16,937,000	18,178,000	17,365,000
Interest expense	(15,240,000)	(15,850,000)	(15,018,000)
Net income before gain on sale of real estate	1,697,000	2,328,000	2,347,000
Gain on sale of real estate	506,000	---	---
Net income	$ 2,203,000	$ 2,328,000	$ 2,347,000
Gross real estate investments:			
Retail	$ 211,071,000	$ 212,805,000	$ 205,214,000
Apartments	139,213,000	136,870,000	134,092,000
	$ 350,284,000	$ 349,675,000	$ 339,306,000

NOTE D: NOTES PAYABLE AND OTHER LONG TERM LIABILITIES

The weighted average interest rate on mortgage debt at December 31, 2001 and 2000 was 7.38% and 7.43%, respectively. The Company's mortgage notes payable at December 31, 2001 and 2000, are as follows:

		Secured by Land, Buildings, and Improvements, with Book Value on	Balance Outstanding at December 31,	
Principal Maturity	Interest Rate	December 31, 2001	2001	2000
May 1, 2008	7.17%	$ 4,226,000	$ 4,077,000	$ 4,125,000
June 1, 2008	7.07%	9,567,000	9,645,000	9,762,000
May 1, 2008	7.37%	4,532,000	5,592,000	5,652,000
May 1, 2010	7.94%	13,062,000	10,619,000	10,690,000
May 1, 2008	7.21%	11,629,000	10,209,000	10,327,000
May 1, 2008	7.19%	4,720,000	4,148,000	4,196,000
May 1, 2008	7.17%	17,239,000	15,424,000	15,605,000
May 1, 2008	6.95%	24,321,000	16,727,000	16,938,000
May 1, 2008	7.31%	3,598,000	4,359,000	4,407,000
May 1, 2008	7.19%	4,571,000	4,242,000	4,291,000
January 1, 2011	7.42%	2,241,000	3,967,000	4,000,000
August 1, 2011	7.16%	3,867,000	2,947,000	2,854,000
January 1, 2013	8.05%	29,608,000	19,267,000	20,316,000
		$ 133,181,000	$ 111,223,000	$ 113,163,000

Future principal payments on the Company's mortgage notes payable at December 31, 2001 for each of the subsequent five years, are as follows:

Year	Amount
2002	$ 2,340,000
2003	2,523,000
2004	2,716,000
2005	2,934,000
2006	3,167,000
	$ 13,680,000

The Company has commitments for lines of credit from several commercial banks totalling $50 million, of which approximately $48 million was available at December 31, 2001. During the year 2001, the Company raised approximately $29 million of new equity from the public offering of new common stock. These proceeds were used to reduce floating rate bank debt, which decreased from $35.7 million at year-end 2000 to $2.4 million at year-end 2001. The weighted average interest rate was 6.2% and 7.9% for the years ended December 31, 2001 and 2000, respectively. The terms of the agreements for each of the bank lines of credit are renewable on an annualized basis, and generally provide for the right of the banks to terminate such commitments and to accelerate all outstanding advances upon the occurrence of a material adverse change in the financial condition or operation of the Company. In addition, the bank credit agreements also contain restrictive covenants that impose maximum borrowing levels by the Company through the maintenance of prescribed financial ratios. The Company was in compliance with the bank debt covenant agreements at December 31, 2001.

NOTE E: SHAREHOLDERS' EQUITY

In December 2001, the Company completed a public equity offering of its common stock, issuing 3,450,000 new shares. The net proceeds of $28.6 million were initially used to reduce floating rate bank borrowings.

NOTE F: STOCK OPTION AND OWNERSHIP PLANS

On February 1, 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan"). Under the 1996 Plan, "10-year" options may be granted to key employees, and are annually granted to non-employee directors at the average of the high and low sales price for a share of the Company's common stock on the New York Stock Exchange on the date of grant. A total of 600,000 shares of common stock of the Company are available for grant, of which a maximum of 175,000 shares may be issued to non-employee directors upon the exercise of non-qualified stock options granted. Options granted under the 1996 Plan vest, for key employees, 50% after one year, and the remaining 50% after two years, from the grant date; for non-employee directors, 100% vests six months from the grant date. No options will be granted under the 1996 Plan after February 1, 2006. At December 31, 2001, there were a total of 541,500 options granted, of which 391,500 options granted were exercisable under the 1996 plan.

The Company had a 1986 Stock Option Plan (the "1986 Plan") which terminated in October 1996. Under the 1986 Plan, 10-year options were granted to key employees and were annually granted to non-employee directors at the average of the high and low sales price for a share of the Company's common stock on the New York Stock Exchange on the date of grant. At December 31, 2001, there were a remaining total of 211,250 shares of common stock reserved for issuance upon exercise of options granted under the 1986 Plan. Options granted under the 1986 Plan vest, for key employees, 50% after one year, and the remaining 50% after two years, from the grant date; for non-employee directors, 100% vests six months from the grant date.

The Company applies APB Opinion No. 25 in accounting for its 1986 and 1996 Stock Option Plans, and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the proforma grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the proforma amounts indicated below:

	As Reported			Proforma Results		
	2001	2000	1999	2001	2000	1999
Net income	$2,203,000	$ 2,328,000	$2,347,000	$2,158,000	$2,266,000	$ 2,238,000
Net income per share	$ 0.27	$ 0.29	$ 0.30	$ 0.26	$ 0.29	$ 0.28

For grants in 2001, 2000 and 1999 the fair value of each option grant is estimated on the date of grant using a Black-Scholes pricing model based on the following assumptions:

	2001	2000	1999
Risk free interest rate	5.4%	6.8%	5.5%
Expected life	10 years	10 years	10 years
Expected volatility	20.1%	29.1%	20.8%
Expected dividend	10.9%	11.5%	10.2%

The following is a summary of the Company's 1996 and 1986 Plans combined for the years ended December 31, 2001, 2000, and 1999:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	642,443	$ 9.71	565,443	$ 10.34	451,443	$ 10.83
Granted	130,000	8.47	130,000	8.00	118,000	8.61
Exercised	---	---	---	---	(1,000)	8.50
Expired	(19,000)	8.75	(53,000)	12.22	(3,000)	14.94
Outstanding at end of year	753,443	$ 9.52	642,443	$ 9.71	565,443	$ 10.34
Options exercisable	603,443	$ 9.82	509,943	$ 10.13	447,943	$ 10.58

Based on the Black-Scholes pricing model, the weighted-average fair value of options on the date of grant, which were granted in 2001, 2000, and 1999, was $0.25, $0.54, and $0.35, respectively.

The following table summarizes information about the Company's stock option plans outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$ 8.00 - 8.38	195,693	7.7 yrs.	$ 8.11	145,693	$ 8.15
$ 8.39 -10.19	312,250	6.7 yrs.	8.78	212,250	8.93
$ 10.20 -13.56	245,500	4.3 yrs.	11.58	245,500	11.58
	753,443	6.2 yrs.	$ 9.52	603,443	$ 9.82

The 1994 Directors' Stock Ownership Plan, effective in January 1994, provides that directors of the Company, who are not salaried officers of the Company, are entitled to receive an annual director's fee of 750 shares. The number of shares entitled was amended to 1,000 shares, effective January 1, 1996, and amended to 1,500 shares, effective January 1, 1997. Alternatively, a director may elect to be paid a cash substitute, equal to 90% of the value of the shares for which the director elects the cash substitute, in lieu of all or part of the annual stock award. Under this Plan, there were 9,000 shares issued each year in 2001, 2000, and 1999.

The Company adopted an Incentive Award Plan, effective January 1, 1994. The purpose of the Plan is to reward eligible officers of the Company on the basis of their contribution to the Company, and in particular on the basis of their contribution to the Company's achievement of planned growth in funds from operations per share. The Plan is administered by the Compensation Committee of the Board of Directors of the Company. An award under this Plan is payable by the Company one-half in cash and one-half in shares of common stock of the Company. The Company incurred compensation costs totalling $153,000 in 2001, $121,000 in 2000, and $119,000 in 1999.

NOTE G: RELATED PARTY TRANSACTIONS

On October 5, 2001, the Company completed the acquisition of Sizeler Real Estate Management Co., Inc. from Sizeler Realty Co., Inc. ("Sizeler Realty"). The purchase price for this acquisition was $3.05 million in cash. For the years ended 2001, 2000 and 1999, the Company paid Sizeler Real Estate Management Co., Inc. $2.8 million, $3.0 million and $3.0 million in management fees, leasing commissions and reimbursed legal and administrative costs. Financial reporting requires that any difference between the net asset valuation of the assets acquired and the total of the purchase price plus acquisition costs be recognized as a nonrecurring charge to operations. In compliance with reporting requirements, the Company recorded a non-recurring charge to operations (administrative expenses) of $1.2 million in the quarter ended December 31, 2001. A beneficial minority interest is directly owned in Sizeler Realty by an officer and director of the Company, and the balance is owned by members of the family of the officer's wife and residual entities of the estates of her mother and father.

The following table summarizes the estimated fair values of the net assets acquired and liabilities assumed at the date of acquisition.

Cash	$ 575,000
Other current assets	57,000
Office equipment	112,000
Valuation of third party management contracts	1,558,000
Total assets acquired	2,302,000
Current liabilities	(167,000)
Net assets acquired	$2,135,000

Property and equipment includes building improvements and office equipment, which are being depreciated over their estimated useful lives of five years. The third party management contracts will be accounted for under FASB Statement 142 (see Note A).

The Company also paid $17,469, $14,000 and $12,500 in 2001, 2000 and 1999, respectively, for engineering consulting fees and $69,000 in commissions during 2001 to a majority-owned subsidiary of Sizeler Realty.

The Company leases approximately 14,000 s.f. at the Westland Shopping Center to Sizeler Realty. Under this lease, Sizeler Realty paid annual rent, including expense reimbursements, of $105,300 in 2001, $103,000 in 2000, and $104,000 in 1999. The term of the lease expires January 31, 2007 and the lease provides for one remaining five-year renewal option.

The Company holds its interest in the Westland Shopping Center pursuant to a long-term ground lease with Westland Shopping Center LLC (the "LLC"), expiring on December 31, 2046. The LLC is owned by an entity of which an officer and director and his wife and her brother and her brother's wife own interests. The Company was charged ground rent of $61,000 in 2001, $55,000 in 2000, and $56,000 in 1999.

In March 1991, the Company purchased a 50% interest in the Southwood Shopping Center ("Southwood") from Sizeler Realty (LaPalco), Inc. ("LaPalco"), a wholly-owned subsidiary of Sizeler Realty, for $900,000. Southwood is subject to a long-term ground lease from an entity in which an officer and director and his wife and her brother and her brother's wife own interests, expiring on March 31, 2031. The rent under the ground lease is 50% of cash flow (after debt service and certain other adjustments) up to a maximum of $225,000, and in the event the rental payment shall reach $225,000 in any year, it shall remain fixed at $225,000 for each year thereafter. No ground rent was payable in 2001. Ground rent in the amount of $22,000 was payable under the lease agreement in 2000, while $24,000 was payable in 1999. LaPalco is the primary obligor on a mortgage note payable, guaranteed by Sizeler Realty, which LaPalco is solely obligated to pay out of its partnership distributions or other sources. At December 31, 2001, the balance of the mortgage note payable was $1,027,000. Although the Company is not an obligor on the mortgage note payable, the partnership's interest in Southwood is subordinated to the mortgage encumbering the property.

An officer and director of the company is a director of Hibernia National Bank ("Hibernia"). At December 31, 2001, $15,000,000 of the Company's $50,000,000 of bank lines of credit was provided by Hibernia. The Company had borrowings under this line totaling $1,102,000 at December 31, 2001. At December 31, 2000, $15,000,000 of the Company's $55,000,000 bank lines of credit was provided by Hibernia. The Company had borrowings under this line totaling $9,498,000 at December 31, 2000.

NOTE H: DIVIDEND DISTRIBUTION

The dividends paid in 2001, 2000, and 1999 for federal income tax purposes were as follows:

	2001		2000		1999	
	Total	Per Share	Total	Per Share	Total	Per Share
Ordinary income	$ 4,914,000	$ 0.54	$ 4,293,000	$0.54	$ 4,257,000	$ 0.54
Return of capital	2,181,000	0.30	2,941,000	0.37	2,681,000	0.34
Capital gain	506,000	0.08	---	---	---	---
	$ 7,601,000	$ 0.92	$ 7,234,000	$ 0.91	$ 6,938,000	$ 0.88

NOTE I: SUBSEQUENT EVENTS

On March 7, 2002, the Company paid a $.23 per share quarterly dividend to shareholders of record as of March 1, 2002.

In March 2002, the Company filed documents with the SEC pertaining to the exchange of its convertible subordinated debentures due in 2003.

NOTE J: CASH FLOWS

In December 2001, the Company raised approximately $29 million of new equity from the public offering of new common stock. These proceeds were used to reduce floating rate bank debt, which decreased from $35.7 million at year-end 2000 to $2.4 million at year-end 2001.

During the year 2000, the Company completed $30 million of additional long-term, fixed rate, non-recourse financing, involving its multi-family properties. These proceeds were used to reduce floating rate bank debt, which decreased from $60.0 million at year-end 1999 to $35.7 million at year-end 2000.

NOTE K: COMMITMENTS AND CONTINGENCIES

The Company's officers defer a portion of their current compensation. Total charges to earnings associated with such deferred compensation were $130,000, $126,000, and $121,000 in 2001, 2000, and 1999, respectively.

The Company, from time to time, may be subject to litigation arising from the ordinary course of its business. Management, based on advice of external counsel, does not believe that any existing litigation involving the Company will materially affect its financial condition or future results of operations.

NOTE L: SHAREHOLDER RIGHTS PLAN

On August 6, 1998, the Company's Board of Directors adopted a replacement shareholder rights plan ("Plan") to supersede a shareholder rights plan which had been in effect since 1989. Simultaneously, the board declared a dividend distribution of one purchase right ("Right") for each share of the Company's Common Stock outstanding at the close of business August 27, 1998, or subsequently issued. Each Right entitles the holder to purchase 1/1,000 of a share of a new Series A Preferred Stock of the Company ("Preferred Stock").

The Rights become exercisable upon the earlier of (i) the date of the Company's public announcement that a person or affiliated group has acquired, or obtained the right to, beneficial ownership of 15% or more of the Company's Common Stock; (ii) ten business days following the commencement of a tender offer that would result in a person or affiliated group owning 30% or more of the Company's Common Stock; or (iii) ten business days after the Company's Board of Directors determines that a person or affiliated group has become the beneficial owner of at least 10% of the Company's Common Stock and that ownership (a) is intended to cause pressure on the Company to take action or enter into a transaction or transactions intended to provide such persons with short-term financial gain under circumstances where the best long-term interests of the Company and its shareholders would not be served, or (b) is causing or is reasonably likely to cause a material adverse impact on the business or prospects of the Company (including but not limited to jeopardizing the Company's status as a real estate investment trust, impairing relationships with the Company's tenants, customers, lenders, providers of financial and other services, or regulators or impairing the Company's ability to maintain its competitive position).

The exercise price of a Right has been established at $40, subject to adjustment as provided in the Plan. Once exercisable, each Right would entitle the holder to purchase Preferred Stock having a value equal to two times the value of the Right. The Rights expire on August 27, 2008.

NOTE M: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, *Disclosure About Fair Value of Financial Instruments.* The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies and are described in the following paragraphs.

Fair value estimates are subject to certain inherent limitations. Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. The estimated fair values of financial instruments presented below are not necessarily indicative of amounts the Company might realize in actual market transactions. Estimates of fair value are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying amounts of cash and cash equivalents, accounts receivable and accrued revenue, accounts payable, accrued expenses and deposits approximate fair value because of the short maturity of these items. The carrying amounts of notes payable outstanding under the Company's lines of credit with commercial banks approximate fair value because the interest rates on these instruments change with market interest rates.

The carrying values and respective fair market values of the Company's mortgage notes payable and 8% convertible subordinated debentures are presented below. The estimated fair values of the mortgage notes were calculated as the net present value of the total payments through the loan term discounted using rates available to the Company for issuance of similar debt with similar terms at year-end 2001. The estimated fair values of the convertible subordinated debentures were calculated using year-end market quotes obtained from the New York Stock Exchange.

	Carrying Value	Estimated Fair Market Value
Mortgage notes payable		
2001	$ 111,223,000	$ 105,316,000
2000	113,163,000	103,526,000
Convertible subordinated debentures		
2001	$ 61,878,000	$ 60,950,000
2000	61,878,000	55,226,000

NOTE N: QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized (unaudited) quarterly financial data for the years ended 2001 and 2000 are as follows (in thousands, except per share data):

	Three months ended in 2001			
	March 31	June 30	September 30	December 31
Revenues	$ 13,156	$ 13,076	$ 13,069	$ 13,255
Income from operations	$ 4,645	$ 4,553	$ 4,495	$ 3,244
Net income (loss)	$ 663	$ 696	$ 1,260	$ (416)
Net income (loss) per share (Note G)	$ 0.09	$ 0.08	$ 0.15	$ (0.05)

	Three months ended in 2000			
	March 31	June 30	September 30	December 31
Revenues	$ 12,665	$ 12,532	$ 13,084	$ 13,160
Income from operations	$ 4,558	$ 4,366	$ 4,551	$ 4,703
Net income	$ 626	$ 491	$ 520	$ 691
Net income per share (Note G)	$ 0.08	$ 0.06	$ 0.07	$ 0.08

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2001, 2000, and 1999

COLUMN A	COLUMN B Balance at Beginning of Period	COLUMN C Additions Charged to Operations	COLUMN D Deductions	COLUMN E Balance at End of Period
Year ended December 31, 2001				
Allowance for doubtful accounts	$ 331,000	$ 144,000	$ 310,000	$ 165,000
Year ended December 31, 2000				
Allowance for doubtful accounts	$ 430,000	$ 141,000	$ 240,000	$ 331,000
Year ended December 31, 1999				
Allowance for doubtful accounts	$ 423,000	$ 95,000	$ 88,000	$ 430,000

SCHEDULE III

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2001

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period						Life which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Buildings & Improvements	Net Improvements	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	
Regional enclosed malls:											
Hammond Square	$ ---	$ 2,574,000	$ 23,664,000	$ 4,073,000	$ 3,715,000	$ 26,596,000	$ 30,311,000	$ 10,749,000	1978, 1992,1995	1987	10-40 yrs
North Shore Square	19,267,000	4,000,000	30,150,000	4,502,000	4,109,000	34,543,000	38,652,000	9,043,000	1986, 1995, 2001	1994	10-40 yrs
Southland	---	2,408,000	28,289,000	13,851,000	2,485,000	42,063,000	44,548,000	15,584,000	1970, 1981, 1994	1986	10-40 yrs
	19,267,000	8,982,000	82,103,000	22,426,000	10,309,000	103,202,000	113,511,000	35,376,000			
Power shopping centers:											
Lantana Plaza	---	6,000,000	14,107,000	2,879,000	6,053,000	16,933,000	22,986,000	3,599,000	1992, 1999	1993	10-40 yrs
Town and Country	---	860,000	3,194,000	6,989,000	1,502,000	9,541,000	11,043,000	896,000	1989, 2000	1993	10-40 yrs
Westward	---	5,676,000	13,506,000	3,653,000	5,676,000	17,159,000	22,835,000	4,730,000	1961, 1990, 1995, 2000	1992	10-40 yrs
	---	12,536,000	30,807,000	13,521,000	13,231,000	43,633,000	56,864,000	9,225,000			
Community shopping centers:											
Airline Park	---	977,000	1,037,000	899,000	977,000	1,936,000	2,913,000	537,000	1973, 1986, 2001	1987	10-40 yrs
Azalea Gardens	---	574,000	806,000	517,000	574,000	1,323,000	1,897,000	549,000	1950, 1986	1987	10-40 yrs
Colonial	---	554,000	555,000	765,000	559,000	1,315,000	1,874,000	524,000	1967, 1987, 1999	1987	10-40 yrs
Gonzales Plaza	---	713,000	4,381,000	330,000	721,000	4,703,000	5,424,000	1,450,000	1989	1991	10-40 yrs
Rainbow Square	2,947,000	970,000	4,443,000	220,000	984,000	4,649,000	5,633,000	1,766,000	1986, 2001	1988	10-40 yrs
Weeki Wachee	---	2,185,000	4,179,000	295,000	2,149,000	4,510,000	6,659,000	1,707,000	1987, 2000	1988	10-40 yrs
Westgate	---	1,809,000	2,162,000	1,818,000	1,774,000	4,015,000	5,789,000	1,451,000	1964, 1987, 2001	1987	10-40 yrs
Westland (e)	---	---	3,068,000	2,274,000	---	5,342,000	5,342,000	2,159,000	1966, 1990, 1999	1987	10-40 yrs
	2,947,000	7,782,000	20,631,000	7,118,000	7,738,000	27,793,000	35,531,000	10,143,000			
Apartments:											
Bel Air	4,077,000	500,000	3,674,000	1,598,000	500,000	5,272,000	5,772,000	1,545,000	1968, 1974	1992	10-40 yrs
Bryn Mawr	9,645,000	1,575,000	9,020,000	1,465,000	1,652,000	10,408,000	12,060,000	2,494,000	1991, 1999	1993	10-40 yrs
Colonial Manor	---	212,000	771,000	503,000	212,000	1,274,000	1,486,000	530,000	1967, 1994	1987	10-40 yrs
Garden Lane	5,592,000	500,000	3,117,000	2,625,000	500,000	5,742,000	6,242,000	1,710,000	1966, 1971, 1999	1992	10-40 yrs
Georgian	---	839,000	2,420,000	2,037,000	839,000	4,457,000	5,296,000	1,380,000	1951, 1980, 1993	1992	10-40 yrs
Governors Gate	10,619,000	499,000	---	14,210,000	499,000	14,210,000	14,709,000	1,647,000	1999	1998	10-40 yrs
Hampton Park	7,146,000	1,305,000	6,616,000	3,457,000	1,156,000	10,222,000	11,378,000	3,340,000	1977, 1995	1993	10-40 yrs
Jamestown	4,148,000	712,000	4,035,000	1,241,000	712,000	5,276,000	5,988,000	1,268,000	1971 - 1972	1995	10-40 yrs
Lafayette Square	15,424,000	2,632,000	14,282,000	7,473,000	2,458,000	21,929,000	24,387,000	7,148,000	1969 – 1972, 1995, 1999	1993	10-40 yrs
Lakeview Club	16,727,000	4,400,000	23,200,000	2,288,000	4,428,000	25,460,000	29,888,000	5,568,000	1992	1994	10-40 yrs
Magnolia Place	3,967,000	175,000	2,050,000	993,000	175,000	3,043,000	3,218,000	977,000	1984	1991	10-40 yrs
Pine Bend	3,063,000	450,000	3,029,000	1,347,000	450,000	4,376,000	4,826,000	1,235,000	1979	1992	10-40 yrs
Steeplechase	4,359,000	594,000	3,328,000	1,383,000	594,000	4,711,000	5,305,000	1,312,000	1982	1992	10-40 yrs
Woodcliff	4,242,000	695,000	4,047,000	1,466,000	695,000	5,513,000	6,208,000	1,729,000	1977, 1999	1993	10-40 yrs
	89,009,000	15,088,000	79,589,000	42,086,000	14,870,000	121,893,000	136,763,000	31,883,000			
Undeveloped Land	---	5,229,000	---	1,539,000	6,768,000	---	6,768,000	---			
TOTAL	$ 111,223,000	$ 49,617,000	$ 213,130,000	$ 86,690,000	$ 52,916,000	$ 296,521,000	$ 349,437,000	$ 86,627,000			

Note: This schedule does not include the Company's 50% interest in a real estate partnership.

Note (a) Changes in real estate owned were as follows:

	2001	2000	1999
Balance at beginning of year	$ 348,759,000	$ 338,389,000	$ 328,477,000
Additions during period:			
Investments in land	361,000	1,647,000	1,000,000
Improvements	317,000	8,723,000	8,912,000
Balance at end of year	$ 349,437,000	$ 348,759,000	$ 338,389,000

Note (b) Changes in accumulated depreciation of real estate assets owned were as follows:

	2001	2000	1999
Balance at beginning of year	$ 76,727,000	$ 66,162,000	$ 55,964,000
Additions during period:			
Depreciation on real estate assets	9,900,000	10,565,000	10,198,000
Balance at end of year	$ 86,627,000	$ 76,727,000	$ 66,162,000

Note (c) The income tax basis of real estate, net of accumulated tax depreciation, was approximately $272,778,000 at December 31, 2001.

Note (d) Depreciation is provided by the straight-line method over the estimated useful lives, which are as follows:

Buildings and improvements	10 - 40 years
Parking lots	20 years
Tenant improvements	Lease term

Note (e) The Company holds its interest in the Westland Shopping Center under a long-term ground lease.

FORM 10-K EXHIBITS

3.1	Articles of Incorporation	Incorporated by Reference (16)
3.2	By-Laws, as amended	Incorporated by Reference (17)
4.0A	Form of Certificate for Common Stock, $.01 par value	Incorporated by Reference (3)
4.1A	Indenture for the Registrant's 8% Convertible Subordinated Debentures, due 2003	Incorporated by Reference (11)
4.2A	Debenture for the Registrant's 8% Convertible Subordinated Debentures, due 2003	Incorporated by Reference (11)
10.1A	Management Agreement	Incorporated by Reference (1)
10.1B	Amendment No. 1 to Management Agreement	Incorporated by Reference (3)
10.1C	Amendment No. 2 to Management Agreement	Incorporated by Reference (4)
10.1D	Amendment No. 3 to Management Agreement	Incorporated by Reference (8)
10.1E	Amendment No. 5 to Management Agreement	Incorporated by Reference (10)
10.1F	Amendment No. 4 to Management Agreement	Incorporated by Reference (14)
10.1G	Amendment No. 6 to Management Agreement	Incorporated by Reference (14)
10.1H	Amendment No. 7 to Management Agreement	Incorporated by Reference (14)
10.2	Form of Indemnification Agreement (which the Company has entered into with each officer and director)	Incorporated by Reference (1)
10.3	Form of Right of First Refusal which has been entered into by the Company and each of Sidney W. Lassen and Sizeler Realty Co., Inc.	Incorporated by Reference (2)
10.4	The Company's 1986 Stock Option Plan, as amended through January 25, 1991*	Incorporated by Reference (8)
10.5	Form of Deferred Compensation Agreement (the Company has such an agreement with Sidney W. Lassen)*	Incorporated by Reference (9)
10.6	The Company's 1989 Directors Stock Option Plan*	Incorporated by Reference (5)
10.7	Sizeler Property Investors, Inc. Incentive Award Plan*	Incorporated by Reference (12)
10.8	First Amendment to the Sizeler Property Investors, Inc. Incentive Award Plan*	Incorporated by Reference (12)
10.9	Sizeler Property Investors, Inc. 1994 Directors' Stock Ownership Plan, as amended*	Incorporated by Reference (15)
10.10	Agreements as restated between the Company and Sidney W. Lassen*	Filed herewith
10.11	Agreements as restated between the Company and Thomas A. Masilla, Jr.* (The Company also has Compensation Plan Agreements with Robert A. Whelan and James W. Brodie, which are identical to Mr. Masilla's Agreement)	Filed herewith
10.12	Non-Elective Deferred Compensation Agreement between Company and Thomas A. Masilla, Jr. (The Company also has Non-Elective Deferred Compensation Agreements with Sidney W. Lassen and Robert A. Whelan and James W. Brodie, which are identical to Mr. Masilla's Agreement).*	Incorporated by Reference (13)
10.13	The Company's 1996 Stock Option Plan, as amended*	Incorporated by Reference (15)
19.1	Shareholder Rights Agreement dated as of August 6, 1998	Incorporated by Reference (6)
19.2	Amendment No. 1 to Shareholder Rights Agreement	Incorporated by Reference (8)
21	List of Subsidiaries	Filed herewith
23.1	Consent of KPMG LLP	Filed herewith

(1) Incorporated by reference to the exhibits filed on November 5, 1986, with the Company's original registration statement on Form S-11 (No. 33-9973).

(2) Incorporated by reference to the exhibits filed on November 24, 1986, with Amendment No. 1 to the Company's registration statement on Form S-11.

(3) Incorporated by reference to the exhibits filed on January 14, 1987, with Amendment No. 3 to the Company's registration statement on Form S-11.

(4) Incorporated by reference to the exhibits filed on February 6, 1987, with Post-Effective Amendment No. 1 to the Company's registration statement on Form S-11.

(5) Incorporated by reference to the Exhibit A to the Company's Proxy Statement, dated March 23, 1989.

(6) Incorporated by reference to the exhibit to the Company's Form 8-A, filed on August 26, 1998.

(7) Incorporated by reference to the Exhibit A to the Company's Proxy Statement, dated April 5, 1991.

(8) Incorporated by reference to the exhibits filed with the Company's Form 10-K for the year ended December 31, 1990.

(9) Incorporated by reference to the exhibits filed with the Company's Form 10-K for the year ended December 31, 1991.

(10) Incorporated by reference to the exhibits filed with the Company's Form 10-K for the year ended December 31, 1992.

(11) Incorporated by reference to the exhibits filed with the Company's Form 8-K dated May 26, 1993.

(12) Incorporated by reference to the exhibits filed on March 7, 1994, with the Company's registration statement on Form S-3 (No. 33-76134).

(13) Incorporated by reference to the exhibits filed with the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

(14) Incorporated by reference to the exhibits filed with the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

(15) Incorporated by reference to the exhibits to the Company's definitive proxy material for its 1997 Annual Meeting of Stockholders.

(16) Incorporated by reference to the exhibits filed with the Company's Form 8-K dated June 26, 2001.

(17) Incorporated by reference to the exhibits filed on October 25, 2001 with the Company's Registration Statement on Form S-4 (No. 333-72208).

* Management compensation plan agreements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

SIZELER PROPERTY INVESTORS, INC.

By: /s/ ROBERT A. WHELAN
Robert A. Whelan
Chief Financial Officer

Date: March 28, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

	Signature	Title	Date
By:	/s/ SIDNEY W. LASSEN Sidney W. Lassen	Chairman of the Board (Chief Executive Officer)	March 28, 2002
By:	/s/ THOMAS A. MASILLA Thomas A. Masilla, Jr.	Vice-Chairman of the Board and President (Principal Operating Officer)	March 28, 2002
By:	/s/ ROBERT A. WHELAN Robert A. Whelan	Chief Financial Officer (Principal Financial Officer)	March 28, 2002
By:	/s/ J. TERRELL BROWN J. Terrell Brown	Director	March 28, 2002
By:	/s/ FRANCIS L. FRAENKEL Francis L. Fraenkel	Director	March 28, 2002
By:	/s/ HAROLD B. JUDELL Harold B. Judell	Director	March 28, 2002
By:	/s/ JAMES W. MCFARLAND James W. McFarland	Director	March 28, 2002
By:	/s/ RICHARD L. PEARLSTONE Richard L. Pearlstone	Director	March 28, 2002
By:	/s/ THEODORE H. STRAUSS Theodore H. Strauss	Director	March 28, 2002

BOARD OF DIRECTORS

Sidney W. Lassen
Chairman, Sizeler Property Investors, Inc.

Thomas A. Masilla, Jr.
Vice Chairman, Sizeler Property Investors, Inc.

J. Terrell Brown
Chairman of GMFS, LLC

Francis L. Fraenkel
Managing Director, Neuberger Berman

Harold B. Judell
Senior Partner, Foley & Judell

James W. McFarland
Dean, A. B. Freeman School of Business
Tulane University

Richard L. Pearlstone
President, The Pearlstone Group, Inc.

Theodore H. Strauss
Senior Managing Director, Bear, Stearns & Co., Inc.

OFFICERS

Sidney W. Lassen
Chairman and Chief Executive Officer

Thomas A. Masilla, Jr.
Vice Chairman, President and Principal Operating Officer

Robert A. Whelan
Chief Financial Officer

James W. Brodie
Secretary and Vice President, Acquisitions and Development

I. Marc Dusang, Jr.
Vice President, Retail

Ross A. Burkenstock
Controller

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

The Direct Stock Purchase and Dividend Reinvestment Plan offers a convenient way to purchase shares of Sizeler Property Investors, Inc. The Bank of New York (BNY) administers the plan. As agent, BNY will reinvest dividends and additional cash amounts in shares of the Company's common stock. For more information contact BNY as indicated below:

The Bank of New York
Phone: 1-800-524-4458

Address shareholder inquiries to:
Shareholder Relations Department – 11E
P.O. Box 11258
Church Street Station
New York, NY 10286

Send certificates for transfer and address changes to:
Receive and Deliver Department – 11W
P.O. Box 11002
Church Street Station
New York, NY 10286

E-mail Address: Shareowner-svcs@email.bony.com
Stock Transfer Website: http://stock.bankofny.com

SIZELER PROPERTY INVESTORS, INC.
2542 Williams Boulevard
Kenner, LA 70062